7/9

02042564

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AO Mosenergo

*CURRENT ADDRESS

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4475 FISCAL YEAR 1-1-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: DW
DATE : 7/12/02



2601

MOSENERGO IN FIGURES

OPERATIONS	2001	2000
Installed electric capacity (MW)	15,099.8	14,909.8
In-house use of capacities (MW)	10,064.0	9,566.3
Electricity generation (billion kWh)	71.4	68.9
Effective delivery of electricity (billion kWh)	54.1	52.6
Electricity transfer (-) and receiving (+) to/from the Wholesale Market (billion kWh)	+0.1	−1.5
Installed heat capacity (in Gcal/h)	35,357.8	34,814.8
Heat deliveries from terminals (million Gcal)	73.2	69.1
Number of employees	48,813	48,424

KEY FINANCIALS	2001	2000
Cash-based sales of products, works, and services, million rubles	46,221.2	33,167.9
Cash-based profit from sales of products, works, and services, million rubles	9,037.6	5,666.5
Cash-based net profit, million rubles	2,375.8	1,096.8
Investment into productive assets, million rubles	3,537.7	3,111.7
Depreciation, million rubles	2,464.8	2,380.3
Total assets, million rubles	72,743.0	73,728.4
Shareholders' equity, million rubles	55,717.6	54,201.3
Authorized capital, million rubles	28,267.7	28,267.7
Dividends, million rubles	517.6	216.7
Return on sales, %	19.55	17.08
Net profit per share,RUR	0,084	0,038

Towards light,

warmth and friendly environment!

MOSENERGO®

ANNUAL REPORT

MOSCOW • 2001



Dear shareholders!

In the distant year of 1887, a joint stock company called the "1886 Company for Electrical Lighting" was set up with a capital of one million rubles that later gave birth to MOSENERGO.

Over the 115 years of existence, the Moscow's power sector has made a truly gigantic step from providing modest lighting to some buildings and streets in the city to Russia's strongest power utility operating state-of-the-art 250 MW and 300 MW turbine generators. At all stages of its development, MOSENERGO provided steady and reliable supply of energy to its consumers, always staying on the cutting edge of the technological progress of the Russian power sector. The MOSENERGO's power plants generate 8.0% of Russia's total electricity and over 6.0% of the country's thermal energy.

The outset of the third millennium in the Moscow area is marked with growing industrial output, thriving housing construction, expanding service and trade sectors, improving quality of power supply, compelling MOSENERGO to further improve its scientific, technological, and human potentials.

In 2001, the power utility fully met its annual goals, working on the whole steadily and reliably to meet the growing demand from own consumers, and exceeded the electricity output level of 2000 by 3.5%.

The Company also scored well in the field of electricity and heat sales. Payment collection improved, with the proportion of cash reaching 95.6% of the total collection. Collection of payments for electricity amounted to 106.6% of the accrual-based sales, which enabled us to reduce our arrears of payment for fuel by 95.4%. This in turn facilitated MOSENERGO's complete and high-quality preparation for the 2001-2002 heating season, with all the branches obtaining their Certificates of Preparedness for the next winter.

The 100% mark was attained in payment collection for the current consumption of electricity and heat; notably, much progress was made in settlements with the consumers that used to pose the most difficult problem: the budget-sponsored sector, municipal entities, and, in particular, wholesale resellers.

The Company's long-term program to transfer the functions of wholesale resellers in the Moscow Region directly to MOSENERGO is essentially directed toward protecting the rank-and-file consumer from electricity and heat cuts and improving the operational efficiency of the power utility as a whole. In 2001, we received a net profit of RUR 2.1 billion. We are glad to report that 25.0% of the Company's net profit was used to pay the dividend that increased, as compared with 2000, by a factor of almost 2.4: from 0.77 to 1.83 kopecks per share.

Noting with pride that MOSENERGO is not only Russia's biggest, but also her most reliable regional power utility, we cannot afford to forget about the limited service life of the power equipment. Its operability can only be maintained by replacements and technological upgrades. This is exactly why the Board of Directors and the Executive Board give so much attention to the condition of the Company's fixed assets, as well as to the implementation of measures aimed at improving the technological level of energy generation and commissioning of new capacity. In the past year, RUR 4.9 billion of capital expenditures was used to achieve these goals, of which 80% came from MOSENERGO's own funds.

The Company has been consistently implementing the Program for Development of the Moscow Area's Power Sector for the Period until 2010. The capital construction program for 2002 also covers a scope of work that is close to normal. In addressing the issue of our fixed assets' ageing, we have no choice but call on our entire internal reserves and secure extra funds and resources. For this reason, we deem it necessary also in the future to direct a significant portion of the Company's profit toward these goals, while augmenting it with cooperation from both domestic and international investors.

Back in 1997, MOSENERGO issued and floated Eurobonds to cover its need for financial resources. In spite of the meltdown of 1998 and a host of other economic hardships, the Company has always meticulously performed its obligations in servicing this debt. In particular, in 2001 we made two payments of the coupon yield for a total of USD 13.0 million. The Eurobonds come due in 2002. The good international reputation of MOSENERGO compels us to honor this deadline and come up with a timely solution to this issue.

Within the framework of the overall restructuring of the Russia's power sector, MOSENERGO is sailing through the first phase of its restructuring. Budgeting and business planning are now done separately for each type of business. To improve the Company's operational efficiency, we are working to detach non-core branches from MOSENERGO.

MOSENERGO's business development strategy focuses on the following key points:

- *steady and reliable supplies of energy to the area;*
- *improving the level of corporate governance in the Company;*
- *protection of the rights of shareholders and investors;*
- *improving the efficiency of sales, building up responsibility for the end results;*
- *improvement of payment collection by reducing the consumers' arrears of payment;*
- *increasing the proportion of cash in sales revenues;*
- *establishing priorities in distribution of financial flows, focusing the Company's funds on the key expense items;*
- *improvement of the tariff policy in order to secure profitability of the energy production;*
- *mobilising external capital that can effectively complement the Company's own investment funds;*
- *timely performance of our obligations to the shareholders and creditors.*

In making any decisions, we never forget about our shareholders and customers and spare no effort to ensure a stable and efficient operation of the Company. MOSENERGO team works 24 hours a day to make life in the Moscow area brighter and warmer.

Chairman of the Board of Directors
A.Ya. Kopsov

Chairman of the Executive Board
A.V. Yevstafiev

MOSENERGO's Historical Overview




1920








1992


2001

- **1887—1920.** The history of our Company's growth begins with the first contract of July 31, 1887 for providing lighting to Postnikov's Passage, made by the Moscow Branch of St. Petersburg's "Company for Electric Lighting". In 1888, Gheorghiyevskaya, the first central power plant, comes on line. In the same year, the first twenty street lamps are installed in Moscow. On November 28, 1897, the new "Raushskaya" Moscow City Power Plant (now TEP-1) was opened in a ceremony, and on February 15, 1907, the "Tramvaynaya" (a branch of TEP-1) was launched. 1914 was marked with commissioning of the "Elektroperedacha" station (LAPS-3) fueled with peat mined in the Moscow area.
- **1920—1945.** In December 1920, the GOELRO plan was approved. Under this plan, built in the Moscow area were LAPS-4 (1922) and LAPS-5 (1925), the Krasnopresnenskaya TEP (1929, now a branch of TEP-12), TEP-6 (1930), TEP-8 (1930), the country's first 110 kV overhead transmission line from Kashira to Moscow (1929), and a ring overhead transmission line around Moscow (1931). In 1931, a campaign to provide Moscow with central heating was initiated. The 30's saw the launching of TEP-9 (1933) and TEP-11 (1936). In 1937, the utility scored the 1 million kW mark in installed capacity. On June 14, 1941, the first units of TEP-12 were brought on line, but the power system's development was soon interrupted by the war launched by the Nazi Germany.
- **1945—1985.** In these years, commissioned were TEP-17 (1950), TEP-20 (1952), TEP-16 (1955), the Kuybyshev-Moscow 400 kV transmission line (1955), the Stalingrad-Moscow 500 kV transmission line (1959), TEP-22 (1960), TEP-21 (1963), TEP-23 (1966), TEP-25 (1975), TEP-26 (1979), 220 kV and 500 kV transmission lines around Moscow, and a 750 kV transmission line. The 50's and the 60's were marked with the creation of qualitatively new environment for joint operation of the power stations that were integrated into the Unified Energy System. As large-scale housing construction programs were initiated, the heating grid grew the fastest. Those years also featured the dismantlement of high-voltage overhead lines inside the city and their replacement with high-capacity underground cables as means of electricity transportation. Automatics and telemechanics were actively introduced to the technological processes, and computers were adopted throughout the power system.
- **1985—2001.** On December 30, 1987, the first hydro unit of the Zagorsk Pumping Storage Plant (Zagorsk PSP) was put in operation. Zagorsk PSP is Russia's only and unique power facility designed to smooth out peak loads in the power system. In 1990, our power system was joined by Ryazan's LAPS-24, and in 1992 by Moscow's TEP-28. In 1992, the first water heating boilers were commissioned at the new TEP-27. The privatization process initiated in Russia brought dramatic changes in the operation of our Company, reshaping its economics and relations with energy consumers. In 1993, our production association was re-organized into an Open Joint Stock Company whose shares were put to active trading in both the domestic and the international financial markets. The Company's stocks became prominent positions in the portfolios of major Russian and international investors. In June 1999, the GTU-TEP was launched in Elektrostal. The construction of such a small-capacity plant (64.9 MW) that takes up little space and has excellent environmental characteristics opens new vistas for the development of our Company in terms of providing stand-alone sources of power supply to small towns in the Moscow Region and the capital city's new residential districts

In September 2000, the Zagorsk PSP launched its 200 MW Hydro Unit No.6, bringing the plant's total installed capacity to the design level of 1,200 MW. In late December 2001, TEP-11 brought on line a new 80 MW power unit.

Contents



The new Moscow. Arbat's lights

MOSENERGO Today and Tomorrow

TODAY...

Russia has 74 regional suppliers of energy, and MOSENERGO is the largest of them. As a branch, MOSENERGO is part of RAO UES of Russia, and from a technological standpoint MOSENERGO's power system is an indispensable integral component of Russia's Unified Energy System.

Nowadays, MOSENERGO is an intensely growing company that applies state-of-the-art management techniques to ensure uninterrupted supply of electricity and heat to its customers. The Company's shares are among the top liquidity stocks in the market, with MOSENERGO's invariable position of a leader in the Russia's power sector putting the Company at the focus of international investment community's eye. The Company's core businesses are production, distribution, and sales of electricity and heat.

MOSENERGO leads the power sector, supplying 8.0% of Russia's total electricity and over 6.0% of the country's total heat. In the Moscow area, the Company is a natural monopoly in electricity generation while supplying 77% of heat consumed in Moscow. We enjoy a steady sales market as we support the Moscow area with a population of more than 15 million people, or 10% of the Russia's total population, spread over a territory of 47 thousand square km. Currently, we have approximately 4.3 million customers, including 3.4 million households in the City of Moscow and 700,000 households in the Moscow Region. Also, we supply to about 100,000 legal entities in the Moscow area.

MOSENERGO is a company operating on the lines of self-financing under a single business plan and dealing with other economic entities on the contractual basis.

The Company's power system is a complex set of power plants, transmission lines, transformer substations, heating grids, and pumping stations linked up for joint operation, having a common operation mode and relying on a shared capacity reserve and a centralized operational and dispatching control system. The Company's installed electrical capacity totals 15.1 thousand MW, the installed heat capacity is 35.4 thousand Gcal/h, the aggregate length of high voltage 35-500 kV transmission lines is 19.4 thousand km, the length of 0.4-10 kV distribution lines is 58.3 thousand km, that of cable grids 54.2 thousand km, and the heating grids are 2.4 thousand km long.

By its scale, MOSENERGO is also one of the world's largest energy producers.

The Company comprises 59 branches making up a single production and technological complex.

Energy and power for the energy system are generated by 21 power plants. Most of the system's power plants generate both electricity and heat. MOSENERGO's thermal plants operate 130 turbines, including 110 cogeneration steam turbines, 12 condensation cycle turbines, 6 gas turbine units and 2 expansion generating units.

Transmission of electricity from the power plants to consumers, as well as maintenance of high voltage and distribution grids, cable lines, and transformer and distribution substations are provided by 13 electrical grid branches, 5 of which serve both the city of Moscow and the Moscow Region, 8 serve the Moscow Region only, and the Moscow Cable Grid branch serves Moscow only.

Transmission of heat and operation of Moscow's heating grids are the responsibility of the Heating Grid, also a branch.

Sales of electricity and capacity to consumers are handled by MOSENERGO's Energosbyt. In Moscow City, heat sales go through the Heating Grid; and in the Moscow Region, heat is sold by LAPSs-3, 4, 5 and TEPs-17, 27.

Along with the power plants and the grids, the energy system's operation is supported by its factories, maintenance, construction and equipment setup branches, an IT Center, design and development bureaus and other branches.

TsRMZ and RETO, the repair factories, are responsible for the repair of thermal and electrical equipment; they also manufacture industrial products for the energy system and third-party consumers. OZAP pilot factory develops and manufactures specialized equipment for the energy system.

Other repair branches maintain stacks, cooling towers, dams, ash dumps, other structures and buildings, and repair and replace heating mains and cable grids.

Specialized construction branches perform installation and assembly of 110 kV, 220 kV, and 500 kV cables, as well as construction, assembly and refurbishing of overhead transmission lines and substations.

Another branch of the Company, PPTK (Complete Equipment Supply Company), supplies specialized materials and equipment for maintenance and construction operations.

The Mosenergonaladka branch performs setup and trial operations on both existing and newly commissioned equipment.

The Mosenergoproyekt branch and two specialized design bureaus are involved in research and development for the power system, run design and test programs, etc.

Telephone lines and radio stations, automatic and remote control systems that tie all components of the power system together into a single highly automated complex are operated by the Energosvyaz branch.

The IT Center is responsible for developing and operating the process control systems for power plants and electricity grids, workstations, local area networks, and electronic mail.

Motor vehicles are operated by the Company's Motor Division.

The Moscow Training Center (MCPK) and the Moscow Technical College (MTK) are responsible for training, education, and advanced training of the Company's employees.

The Medical Department conducts treatment and prevention work in order to bring down the disease rate among the company employees.

Energotorg is charged with the organization of catering and maintaining a network of food and manufactured goods stores at the Company's branches.

Shatursky Agroindustrial Complex produces and sells agricultural produce, serving, first of all, the needs of the Company's catering and retail systems.

TOMORROW...

MOSENERGO is a company with a well-established and reliable business. With a view to bringing up the efficiency of our operations, however, we have defined clear-cut strategic goals and developed ways to attain them. The Company's professional skills have been put to successful work on updating the technological base and continuous buildup of the reserve capacity, launching in the near future the power sector of Moscow and the Moscow Region to a qualitatively new level.

Guidelines for development of the Company's production potential in the upcoming years are summarized in the Development Program for the Moscow Area's Energy Sector Through 2010. Over this period, we have scheduled commissioning of 1,431 MW in new generation capacity. Large-scale technological modernization and rebuilding projects are scheduled to cover 1,808 MW. This will enable us to maintain our production potential at a technological level that is up to the demands of the times and to remain competitive in the Russia's energy market.

We intend to proceed with construction of small GTU-TEPs, as well as to continue commercial operation of the GTU-TEP in Elektrostal, which should allow us to resolve the currently highly pressing issue of heat supply in small towns of the Moscow Region and those districts of Moscow where massive housing construction is under way.

In the framework of the national policy of reforming Russia's electric power sector, MOSENERGO has been working through the preparation phase of the power system's reorganization.

□ The overall goals and principles of MOSENERGO's restructuring are as follows:

- preservation of the technological integrity of the Moscow area's electric power system;
- ensuring steady, reliable, and uninterrupted supplies to consumers;
- guaranteeing protection of the rights of MOSENERGO's investors, creditors, and shareholders throughout the restructuring process;
- full financial transparency of MOSENERGO's various business activities;
- creation of an effective mechanism for bringing down the costs of generation, transmission, and distribution of power, and improvement of the Company's financial situation;
- setting up financially stable companies that are competitive in the markets of power, capacity, and service and highly attractive from the investment standpoint.
- In the restructuring preparation phase, MOSENERGO has taken the following steps:
- creation of working groups for MOSENERGO's fields of operation;

○ development of a "Implementation Program for the Preparation Phase of MOSENERGO Restructuring". The Program has been defended at the Property Commission of RAO UES of Russia;

○ development of proposals on improving the information collection/management system of MOSENERGO;

○ development of an integrated budgeting system for the Company;

○ implementation of measures for internal segregation of the branches' lines of business, with breakdown of generation and transmission costs by voltages, classification of repair and maintenance operations by their methods;

○ transfer of social/cultural assets and housing into municipal ownership;

○ implementation of measures to spin off as independent legal entities non-core branches of MOSENERGO (training, retail, and agricultural branches).

We have developed and put in effect the "Methodology for Organization of Economic Mechanism, Planning and Incentives in MOSENERGO", a new "Articles of the Economic Mechanism of MOSENERGO Joint Stock Company for Power and Electrification", and the "Methodology for Calculation of Transfer Prices for Power Plants and Repair Branches of MOSENERGO".

RAO UES's Property Commission has decided to detach from MOSENERGO such branches as MCPK (the Moscow Training Center), MTK (the Moscow Technical College), the Medical Department, the Shatursky Agroindustrial Complex and reorganize them as stand-alone legal entities, OAO MCPK Open Joint Stock Company; NPOU MOSENERGO College (private professional education organization); NMU Medical Department (private medical organization); and OAO Shatursky Agroindustrial Complex Open Joint Stock Company, respectively. MOSENERGO has prepared and submitted to RAO UES of Russia all the requisite documents for review by the UES's Executive Board.

YA plan for management of shares of MOSENERGO wholly-owned OAO Moscow Training Center and OAO Shatursly Agroindustrial Complex has been approved.

RAO UES of Russia Property Commission has decided to convert Mosenergoproyekt and SPKB RR design bureaus, and SKTB VKT and Mosenergonaladka technical service branches into two separate legal entities known as OAO Mosenergoproyekt and OAO Mosenergoservice.

The issue of detaching Energotorg is to be considered at a RAO UES Property Commission meeting after the required documents have been finalized.

The issues of restructuring PPTK, the Motor Division, Energosvyaz and the IT Center are also under consideration.

Throughout 2001, work was done to evaluate the benefits of MOSENERGO's holding interests in other organizations, with relevant issues considered at meetings of MOSENERGO's Property Commission, the Executive Board, and the Board of Directors.

The Executive Board made a decision approved by the Board of Directors for MOSENERGO to step out of OOO EPA, OOO Kreditny Agroprombank Commercial Bank, ZAO Moskon, ZAO Telecomenergo; and to carry MOSENERGO's investments in the shares of companies that have terminated their business, the Russian Commodity/Raw Materials Exchange and Unikombank, to losses.

The issue of MOSENERGO's discontinuation as a shareholder of another 29 organizations has been prepared, reviewed by the MOSENERGO Executive Board, and referred to the UES Property Commission.

The restructuring of the Company will secure the precondition of its future development, investments, while significantly reducing the costs of financing the unprofitable (losing) non-core lines of business, the operation of inefficient LAPS in the Region, and maintenance of the social assets.

In all the important fields, MOSENERGO works in close contact with the Governments of the City of Moscow and the Moscow Region, as the prospects for development of the Moscow area depend to a large extent on further growth of MOSENERGO's scientific, technological, production and human resource capabilities.

GTU — Gas Turbine Unit.

2001: Facts and Events















In the first quarter of 2001, MOSENERGO set new energy tariffs for all consumer groups. The tariffs were increased as follows:
– for electricity, by 25.63%;
– for heat, by 25.96%.

○ The MOSENERGO branch OZAP Pilot Plant for Automatics and Instruments in conjunction with Moscow Energy Institute performed qualification tests on the first domestic 0.4 kV 30 kW low-voltage frequency-controlled drive that had been built by the Plant.

○ **In early March,** TEP-22 successfully launched turbine No.7 after its refurbishment. The turbine had exhausted its service life and had to be rebuilt at the Urals Turbine Engine Works. The turbine's new electrical power is 110 MW and its heat power 175 Gcal, compared to the original values of 100 MW and 164 Gcal, respectively.

○ **On April 6 and October 4,** USD 13.0 million was paid as a coupon yield of the Eurobonds. At the end of 2001, the outstanding principal of MOSENERGO's Eurobonds liabilities was USD150.8 million with maturity in October 2002.

○ **On May 18,** a General Meeting of MOSENERGO's shareholders was held *(1)*. The GM approved the Company's annual report, balance sheet, and profit and loss statement for 2000, as well as distribution of the Company's revenues and losses and a dividend of 0.76 kopecks per a common registered share in MOSENERGO. A new Board of Directors was also elected.

○ **On June 18,** the Board of Directors approved a new Executive Board of MOSENERGO.

○ **On June 28,** Standard&Poor's issued an official press release upgrading MOSENERGO's long-term credit rating from CCC+ to B-. MOSENERGO's prospects were re-evaluated from "Positive" to "Stable".

○ **On June 30,** the Moscow Registration Chamber registered MOSENERGO's Charter as amended by the General Meeting of shareholders.

○ **On July 4,** the 115th anniversary of the Russia's first power utility was celebrated. MOSENERGO is the successor of that utility.

○ **On August 15,** payment of the dividend for 2000 was completed.

○ **On August 31,** an Extraordinary General Meeting of MOSENERGO shareholders resolved to terminate A.N. Remezov as the Company's General Director.No new General Director was appointed as none of the candidacies received the qualifying 50% of the votes.

○ **On September 20,** the Board of Directors appointed A.V. Yevstafiev Acting General Director. Mr. Yevstafiev had served as MOSENERGO's Deputy General Director *(2)*.

○ The Moscow office of the international Germany-based organization "Cooperation for Progress" awarded its "Golden Standard" certificate to the MOSENERGO branch Noginskiye Electric Grids nominated the best company of 2001. *(3,4)*. Leonid Danilkin, the branch's director, won the "Director of the Year" nomination *(5)*.

○ **On September 28,** awards were handed over to the winners of MOSENERGO-sponsored open contest for the best diploma design between students of science and technology in Moscow and the Moscow Region. The contest had been held from January through June 2001 *(6)*.



○ **In October,** refurbishment of TEP-23's power boiler No.8 was completed. This boiler was MOSENERGO's last boiler with cyclone-type pre-combustion chambers. Earlier, two boilers of this type had been modernized at TEP-21 *(7)* and three at TEP-23. Thus, MOSENERGO no longer has power boilers that discharge excessive quantities of contaminants into the environment.

○ **On November 9,** MOSENERGO received its Readiness Certificate from RAO UES of Russia. This marked the end of a campaign to prepare the power utility's equipment for operation in the conditions of winter peak loads.



○ **On December 19,** 2001, the Central Mechanical Repair Works (the TsRMZ) *(8)* held the opening ceremony for a storage battery plant utilizing Hoppecke Batterien technology. The first battery assembled at the TsRMZ was presented. The battery was to be installed at TEP-23, a MOSENERGO branch.



○ **On December 26,** 2001, a new power unit was put in operation at TEP-11 *(9,10)*. The growing consumption of electricity by Perovsky District required installation of two additional cable lines from TEP-11 to Frezer-3 and Baskakovo substations. The cable lines operate at a voltage of 110 kV and their length exceeds 10 km. The total number of cable lines going out of TEP-11 has reached six.



○ **In 2001,** the MTsPK hosted professional skill contests, the "First System-Wide Contest between Duty Dispatchers of MOSENERGO's Central Dispatching Unit" *(11)*, attracting 16 contestants, and the "Second System-Wide Contest Between Operational and Dispatching Personnel of Electric Grids" won by the Noginskiye Electric Grids team.

○ A team from TEP-25 *(12)* became a runner-up to the Profmasterstvo-2001 contest for all-skills teams of Tsentrenergo's unit power plants held at Ryazan LAPS.



○ **During 2001,** MOSENERGO participated in four major exhibitions at the VVTs Exhibition Center:

– "Nonconventional Power Sources" sponsored by the Ministry of Energy of the Russian Federation; *(13)*;

– "Moscow, a Power-Efficient City" sponsored by the Mayor and the Moscow City Government;

– "Power Saving in Russia's Regions" sponsored by the Ministry of Energy and Glavenergonadzor, the supervisory authority;



– "Industry and Transportation: Partners in Cooperation" (the "Industrial Safety" section) sponsored by the International Congress and the Russian Union of Industrialists and Entrepreneurs.

○ In the 4th All-Russia Contest of Annual Reports for 2000 between 86 Russian open joint stock companies, MOSENERGO's annual report won third place in the main nomination, the "Completeness, Level of Information Disclosure".



○ **In 2001,** the following branches celebrated their anniversaries:

Vostochniye Electric Grids, 80th anniversary;
SKTB VKT, 75th anniversary;
Heating Grids and Energosbyt, their 70th anniversaries;
TEP-11, 65th; PPTK, 55th;
TEP-12, 60th; TEP-23, 35th. *(14)*.



A new pedestrian overpass by Kiyevskiy Station-House.

MOSENERGO Shares and Dividend Policy

CHANGES IN STOCK QUOTATIONS, RUR



1.2
1.1
1.0
0.9
0.8
0.7
0.6
0.5
max. 1.25 (27.12.01)
min. 0.65 (03.01.01)

The yield of company's shares is one of the most important indicators of that company's performance. Any investor, as he chooses where to make an investment, evaluates the future return on the capital invested.

MOSENERGO is among few industrial entities in Russia that from the time of their conversion into joint-stock companies in 1993 have been regularly paying their shareholders yearly dividends on their shares.

In 2001, the Russian stock market showed better dynamics than other emerging markets. Major western players on the Russian stock market readjusted their positions, increasing the proportion of Russian stocks in their investment portfolios. Against the backdrop of US volatility and Argentinean crisis, investors are in a quest for a steadier ground to invest in, finding such ground in Russian corporate securities. Russian stocks benefited from Standard&Poor's raising Russia's credit rating to B-positive.

In the first half of 2001, MOSENERGO's stocks fluctuated between RUR 0.65 - RUR 1.10 per share. The stock price was positively influenced in the second half of the year by the publication the Company's US GAAP accounts that exceeded the expectation of the market, and Standard&Poor's upgrading MOSENERGO's credit rating from CCC+ to B-stable. In the second half of the year, MOSENERGO stocks stayed within the range of RUR 1.13 - RUR 1.30.

The accrual and payment of dividends for 2000 were effected in exact compliance with the decision of the General Meeting. The dividends were paid within three months after the decision was made by the Meeting, the dividend payment period closing on August 18.

In implementing its dividend policy, MOSENERGO pursues the goal of increasing its shareholders' revenues, thus improving the Company's attractiveness for investors.

For the "Ownership Structure" chart, see the "Economic Performance" section, page 31

ACCRUAL AND PAYMENT OF DIVIDENDS BY MOSENERGO

Metric	1997	1998	1999	2000	2001*
Total dividend accrued, RUR thousand	128,000	38,294	79,298	216,729	517,629
Dividend per share, kopeck	5.00	0.15	0.3	0.76	1.83
Dividend yield, %	0.70	0.30	0.17	0.87	1.39

**To be approved by the General Meeting of Shareholders*



An evening at the M.N. Yermolova Theater on Tverskaya street (the former Postnikov Passage). Our Company's history began with a 1887 contract to provide lighting to this building.

The Company's Share Issue Policy

The Company's Charter Capital is RUR28,267,726,000 divided into 28,267,726,000 common registered shares with a par value of one ruble (RUR 1) each.

□ MOSENERGO has made four issues of common registered shares.

○ State Registration Number 73-1-"П"-1074, the share issue was registered by the Department of Finance of the Moscow City Government on April 27, 1993. The total number of shares in that issue was 4,806,267. 49.0% of those shares were transferred by the State to RAO UES of Russia as a contribution to its Charter Capital, while the remaining 51% were placed under a closed subscription arrangement among the Company's employees.

○ State Registration Number 73-1-3242, the share issue was registered by the Department of Finance of the Moscow City Government on June 10, 1994. The total number of shares in that issue was 2,555,193,733. The shares were placed with the existing shareholders in proportion to their holdings in the Charter Capital of MOSENERGO.

○ State Registration Number 1-03-00085, the share issue was registered by the Federal Commission for Securities Market (the FCSM of Russia) on April 27, 1998. The total number of shares in that issue was 23,040,000,000. The shares were placed with the existing shareholders in proportion to their holdings in MOSENERGO's Charter Capital.

○ State Registration Number 1-04-00085, the share issue was registered by the Federal Commission for Securities Market (the FCSM of Russia) on May 31, 1999. The total number of shares in that issue was 2,667,726,000. The shares were placed under a special-purpose closed subscription arrangement with the Moscow City Government represented by the Department of State and Municipal Property of Moscow, and RAO UES of Russia.

All the shares thus floated are common registered shares with a par value of one ruble each. Each common registered share gives its holder - its owner - similar rights in accordance with the effective laws and regulations of the Russian Federation.

□ MOSENERGO has effected one issue of bonds.

○ State Registration Number 4-01-00085-A, the issue was registered by the Federal Commission for Securities Market (the FCSM of Russia) on October 24, 1997. The total number of bonds in that issue was is one, with a par value of USD 200 million. The annual yield of the bond is 8.375%, the period of circulation is from October 25, 1997 to October 25, 2002. The bond was placed under a closed subscription arrangement with Mosenergo Finance B.V., a company set up and existing under the law of the Netherlands. Mosenergo Finance B.V. issued bonds with an aggregate par value of USD 200 million at the rate of 8.375% per annum and maturity in 2002, unconditionally and irrevocably guaranteed by MOSENERGO (the "Eurobonds"). As a result of MOSENERGO repurchasing part of the Eurobonds, Mosenergo Finance B.V. effected advanced redemption of that part of the debt, which in turn lead to the need to reduce the principal amount, which MOSENERGO undertook to repay at the bond's maturity, which bond had been issued by MOSENERGO under the laws of the Russian Federation.

As of January 01, 2002, the outstanding debt on the Eurobonds amounted to USD 150.8 million. *In the two first months of 2002, it was reduced by USD 40.8 million, and as of March 01, 2002 the amount of outstanding Eurobonds was USD 110 million.*



The bypass canal of the Moskva River and the TEP-1 branch.

Power Generation and Transmission

As in previous years, in 2001 the Moscow power system provided for reliable supply of energy to consumers in the Moscow area, electricity sale at the Federal Wholesale Market (FOREM), and its purchase in accordance with the schedules set by the Central Dispatching Unit, with due regard of our commercial interests.

In 2001, MOSENERGO's supplies to the FOREM amounted to 641.4 million kWh of electricity of the planned 740 million kWh. The electricity purchases summed up to 774.7 million kWh. The actual balance of electricity flows was 133.3 million kWh received from the FOREM. In 2000, this balance was 1,484.3 million kWh transferred to the FOREM.

In 2001, no rolling blackout or limitation arrangements caused by shortages of capacity or electricity were required, and no adjustments were made. This contrasts with 2000, when due to a fuel shortage in the summer rolling blackouts of 150 to 300 MW affecting from 170 to 275 industrial consumers were imposed 12 times. For a period of four days (from July 11 through 14), a consumption limitation schedule was enforced, reducing power consumption by 12.4 million kWh and affecting 160 to 626 consumers.

Driven by stable growth of demand for electricity from own consumers in the area, power generation by our plants has been growing in the last two years. In 2001, 71.4 billion kWh of electricity was put out, up 3.5% from the last year's level.

MOSENERGO's own consumers took 54.1 billion kWh of electricity, exceeding the level of the last year by 5.8%. This overall increase came on the back of greater consumption by industry (up 11.1%), by electricity-driven railroad transport (up 3.9%), as well as by residents (up 6.8%) and non-industrial consumers (up 10.4%).

□ The growth of electricity consumption by industrial sector is continuing, especially in such energy-intensive industries as:

- ferrous metallurgy, up 8.4%;
- construction materials industry, up 8.2%;
- non-ferrous metallurgy, up 7.8%;
- oil refining industry, up 7.3%;
- machine building and metal processing, up 6.7%;
- medical industry, up 27.5%;
- food industry, up 16.1%;
- printing industry, up 13.3%;
- light industry, up 7.8%.

By quarters, electricity consumption in the area grew as follows: Q1, up 2.8%; Q2, up 3.4%; Q3, up 4.0%, and Q4, up 11.2%.

The 13 electric grid branches and the Moscow Cable Grid carry electricity from power plants to consumers. The grid branches, in addition to commissioning new and repairing existing overhead and cable transmission lines, transformer and distribution substations, put a lot of effort in introduction of new types of equipment and advanced technologies that rely on the use of personal and networked computer systems and software.

In 2001, process losses of electricity in transmission grids stood at 9.15 billion kWh on a total transmission of 66.0 billion kWh.

The transfer of the sales function from wholesale reselling consumers to MOSENERGO, combined with electricity transportation agreements made with municipal grids, resulted in increased losses in MOSENERGO as a whole. In 2001, MOSENERGO lost 13.57% of electricity in its own grids, and municipal grids factored in, the losses reached 13.86%.

Compared to 2000, the grid losses slid 0.16 points under comparable conditions.

The MOSENERGO's grid losses have been decreasing since April 2001. The rates of reduction were as follows: Q2, down 3%; Q3, down 3.5%, and Q4, down 4.24%.

To minimize transmission losses, the grid branches shut down unloaded transformers, reduced internal consumption by substations, and refurbished their grids.

ELECTRICITY BALANCE OF AO MOSENERGO IN 2001, billion kWh


Electricity generation 71,352.6
Internal consumption 5,613.9
Technological losses 9,148.3
Productive consumption 2,766.5
Effective deliveries of electricity 53,954.2
Direct sales of electricity 54,087.5
Moscow City 29,866.9
Moscow Oblast 24,220.6
Purchase from modular stations 130.3
Reception from the Wholesale Market 133.3

Energrosbyt and its branches installed 180.0 thousand electric power meters of improved accuracy grade, and conducted 3,763 raids and consumer check-ups to improve payment collection.

MOSENERGO is the principal supplier of heat in the Moscow area, with 94.4% of the Company's heat consumed in the city of Moscow, and 5.6% going to consumers in the Moscow Region.

In 2001, heat (steam and hot water) deliveries totaled 67.4 million Gcal, or 5.0% more than in the previous year, mostly due to lower ambient temperatures during the heating period (- 2.33°C against -0.6°C in 2000), and the period's longer duration (196 days against 187 days in 2000), combined with a 4.0% increase of heat deliveries to steam consumers.

Compared to the previous year, the structure of heat deliveries improved. Heat deliveries from the peak water heaters rose by 1.8 million Gcal while deliveries of turbine recovery heat rose by 2.4 million Gcal.

Transmission of heat to consumers and operation of Moscow's heating grids are responsibilities of the Heating Grid, our branch. The total length of its heating mains is 2,387.12 km, including 2,349.66 km of hot water mains and 37.46 km of steam mains.

By the beginning of 2001, consumers' connected heat load reached 30,485.1 Gcal/h.

INSTALLED ELECTRICITY AND HEAT CAPACITIES


Installed electrical capacity, MW
14,700 14,800 14,900 15,000 15,100 15,200
2001
15,099.8
35,357.8
2000
14,909.8
34,950.6
1999
14,843.8
35,085.8
1998
14,797.0
34,826.4
1997
14,703.5
34,452.5
34,400 34,600 34,800 35,000 35,200 35,400
Installed heat capacity, Gcal/h

EFFECTIVE DELIVERIES OF ELECTRICITY AND HEAT


Effective deliveries of elecricity, Million kWh
49,000 51,000 53,000 55,000
2001
54,087.5
67,359.3
2000
52,624.4
64,146.9
1999
50,622.3
67,442,2
1998
50,311.4
73,376.4
1997
52,544.2
76,275.2
54,000 62,000 70,000 78,000
Effective deliveries of heat, Thousand Gcal

HISTORY OF ELECTRICITY CONSUMPTION IN THE MOSCOW REGION BY INDUSTRY SECTORS, billion kWh


2001 1.0 7.2 15.7 16.4
14.7
2000 1.0 7.2 14.5 15.4
14.1
1999 1.1 7.1 14.0 14.4
13.5
1998 1.1 7.1 13.7 14.4
13.3
1997 1.2 7.1 13.4 14.2
12.2
0 2 4 6 8 10 12 14 16 18
Agricultural consumers
Others
Non-industrial consumers
Industrial consumers
Household consumers

STRUCTURE OF ELECTRICITY CONSUMPTION IN THE MOSCOW REGION BY INDUSTRY SECTORS, %


2001 1.8 13.1 28.6 29.8 26.7
2000 1.9 13.8 27.8 29.5 27.0
1999 2.2 14.2 27.9 28.8 26.9
1998 2.2 14.3 27.6 29.1 26.8
1997 2.5 14.8 27.8 29.5 25.4
0 10 20 30 40 50 60 70 80 90 100
Agricultural consumers
Others
Non-industrial consumers
Industrial consumers
Household consumers

The process consumption (loss) in heat transmission was 8.74% in 2001.

In 2001, new technologies continued to be implemented, allowing us to increase the service life and reliability of heating grids while reducing the heat loss.

In the recent years, five pressure pumping stations were refurbished and equipped with automatic output control systems utilizing frequency-controlled drives to adjust the rotation speed of the pumping units.

Introduction of the adjustable drive along with automation of the control and protection systems through application of microprocessor technologies allows to improve operational reliability and supports control and self-starting of the pressure pumping stations from the district dispatching unit, thus making continuous presence of duty personnel at the pumping station unnecessary. All this translates into substantial savings of electricity, about 3 million kWh, at each of the refurbished pumping station.

We have consistently continued installation operations to replace expansion glands with expansion bellows. In 2001, 768 expansion bellows were installed, bringing their total number in the heating grids to 3,944.

Installation of foam polyurethane-insulated heating mains with waterproof polyethylene sheath and insulation moisture monitoring system during overhaul and refurbishing of the heating grids was also continued. In 2001, 12.95 km of such heating mains were laid. The heating grids now have 50.35 km FPU-insulated mains.

HISTORY OF EFFECTIVE HEAT DELIVERIES, million Gcal


2001 2.8 39.9
21.9
2000 2.6 37.9
21.0
1999 2.7 39.5
22.7
1998 3.0 42.8
25.2
1997 3.4 43.5
26.6
0 5 10 15 20 25 30 35 40 45
Industry
Households
Other consumers

STRUCTURE OF EFFECTIVE HEAT DELIVERIES, %


2001 8.35 59.18 32.47
2000 8.10 59.01 32.89
1999 7.69 58.62 33.69
1998 7.37 58.27 34.36
1997 8.20 57.03 34.77
0 10 20 30 40 50 60 70 80 90 100
Industry
Households
Other consumers



The Business Center on Paveletskaya.

Investments

The Company's investments are carried out in line with the "Development Program for the Moscow Area through 2010". The key objectives of our investment policy include meeting the growing demand for electricity and heat, improving the efficiency and reliability of installations and facilities, reducing the risk of contingencies, and improvement of the power utility's environmental safety.

In 2001, actual capital expenditures totaled RUR 5,426.9 million in current prices, of which RUR 1,921.9 came from the Company's revenues, RUR 2,464.8 million from depreciation, RUR 346.9 million from borrowings, RUR 648.2 million from the City, and RUR 45.05 million from other sources.

The share of refurbishment and technological upgrades in the total actual capital expenditure of 2001 amounts to 53.5%, or RUR 2,907.6 million.

□ In 2001, MOSENERGO commissioned the following capacities:

- 190 MW of turbine capacity (at TEP-11, power unit No. 10 of 80 MW; at TEP-22, replacement of turbine No. 7 of 110 MW);
- 160 tons/hour of power boiler capacity (TEP-1, replacement of boiler No. 1);
- 180 Gcal/h of water heating capacity (at TEP-27);
- 600 cu m/h of water treating capacity (at TEP-1);
- 11.60 km of heating grids, including 4.73 km in new installations (the Ostashkovskaya and the Druzhinnikovskaya mains), and 6.87 km in replacements;
- 324.72 thousand kVA of transformer capacity (upgrading of overloaded transformer substations in the Moscow Cable Grid, 46.46 thousand kVA; extension and upgrading of the Moscow Cable Grid, 1.26 thousand kVA; refurbishment of the 110 kV Uspenskaya transformer substation, 25 thousand kVA; two 63 thousand kVA transformers at the 220 kV Kurkino transformer substation of the Zapadniye Electric Grids; two 63 thousand kVA transformers at 110 kV Bitsa transformer substation of the Yuzhniye Grids);
- 18.70 km of over 35 kV overhead transmission lines (refurbishment of the 110 kV Uspenskaya transformer substation, 4.5 km; rebuilding of the 110 kV outdoor switchgear of the Kashirskiye Electric Grids, 8.9 km; overhaul of the Beskudnikovo-Khlebnikovo-Krasnye Gorky 110 kV overhead line of the Severniye Grids, 5.3 km);
- over 110 kV cable line, 7.11 km (refurbishment of the Beskudnikovo-Khlebnikovo-Krasnye Gorky 110 kV cable of the Moscow Cable Grid, 0.97 km; the TEP-11-Frezer-Baskakovskaya 110 kV cable line of the Moscow Cable Grid, 6.14 km);
- 1-10 kV cable line, 42.43 km (extension and reconstruction of the Moscow Cable Grid, 40.79 km; rebuilding of the Beskudnikovo-Khlebnikovo-Krasnye Gorky cable of the Moscow Cable Grid, 0.27 km; the Kosino-Volgogradskaya cable line, 0.45 km; the Grazhdanskaya-Voykovskaya cable line of the Moscow Cable Grid, 0.92 km);
- 0.4/6-10 kV overhead line, 718.47 km.

In addition, commissioning statements were singed for the Novo-Mazilovo 110 kV transformer substation with a capacity of 126 (2x63) thousand kVA (the Zapadniye Grids), the Western Section of the 110 kV outdoor switchgear was put in operation at LAPS-4, and refurbishment of boiler No. 8 was completed at TEP-23.

MOSENERGO's overall wear and tear rate of the fixed production assets amounted to 47.3% as of January 01, 2002, at the equipment wear rate of 57.1%. Out of the total production assets, the most worn out is TEP equipment (50.8%), electric grids equipment (65.7%), and heating grid structures (55.8%).

Large-scale expiration of the service lives of turbines will begin in 2004, however, provided that the turbine service life is extended to 300 thousand hours, the expiration can be delayed by 10 to 12 years and will peak in 2015-2016.

As a result of technological upgrades and replacements of generation equipment undertaken in 1981-2001, the turbine equipment was considerably renewed. The capacity commissioning schedule for 2002-2006 calls for further replacement of old equipment and capacity buildup to support the growing loads. In addition to installing traditional steam turbine equipment (to replace the turbines at unit No. 3 of the Severnaya TEP), application of gas turbine technologies, construction of three 12 MW expansion generators at TEPs 23, 26, 27, and commencement of construction operations at phase 2 of Zagorsk PSP with a capacity of 4x200 MW is contemplated.

For the "Investments in Production" chart, see the "Economic Performance" section, page 32

Contingent on a sufficient amount of investments raised, there are schedules for construction of a GTE-110 extension gas turbine at the K-310 power unit at LAPS-24; augmenting TEP-27 with PGU-170T power units in replacement of the T-260 units; for construction of Zagorsk PSP's Phase 2 of four 200 MW hydro units. Construction of a STIG steam-gas unit at TEP-28 is also planned.



Springtime in Troitsk, a town in the Moscow Region.

Environmental Protection

AIR-POLLUTION CONTROL

Protecting the environment in the Moscow area is high priority for MOSENERGO. Moscow is Russia's largest megalopolis where a large number of industries, motor vehicles and other facilities are concentrated, affecting the city's environment. Motor vehicles account for over 85% of pollutant emissions in the city's atmosphere. Energy-related entities account for approximately 5% of the total emissions in the city atmosphere.

Driven by the growing power generation by our plants on the back of the growing demand for electricity, the total fuel consumption in 2001 increased by 844.8 thousand tons of equivalent fuel, or 3.0%, over the level of 2000, with natural gas consumption surging 6.5% and consumption of liquid and solid fuels dropping, respectively, by 49.0% and 18.0%.

Emission of contaminants by the power utility's plants decreased from 155.6 thousand tons in 2000 to 123.2 thousand tons in 2001 (by 20.8%), with solid contaminant emissions reduced by 24.6%, emissions of sulfur dioxide by 40.8%, and nitrogen oxides by 8.6%.

Starting from 2001, emissions of carbon monoxide and benzapyrene are subject to regulation and monitoring

In 2001, none of the power utility's plants ever exceeded the established maximum permissible or temporarily agreed emission limits for all the contaminating ingredients.

The reduction of contaminating emissions was achieved through smaller quantities of fuel oil and coal burned, as well as through implementation of environment protection measures.

□ In 2001, the following primary environment protection measures were taken in accordance with the program approved by the Moscow City Government and covering the period through 2010:

- refurbishment of boiler No. 8 at TEP-23 involving removal of cyclone-type pre-combustion chambers;
- refurbishment of boiler No. 10 at TEP-22 (phase 1);
- introduction of 13 stationary emission monitoring systems at 8 power plants;
- introduction of the cavity technology and updating the existing system of preparation, storage, and burning of liquid fuel at 7 power plants;
- improvement of the regulatory base and obtaining licenses for emissions, discharges, and dumping of wastes by the branches

WATER-POLLUTION CONTROL

The issues of reducing water consumption and recycling of water are continuously on the power utility's agenda. The negative effect on the water basins can be alleviated with cutting down the discharge of contaminants through treatment and recycling of discharge water in TEPs' technological cycle, downsizing the discharge into surface bodies of water, disposal of solid wastes, and reduced water consumption.

In 2001, the power utility consumed 1,357.3 million cu m of water, including 544.1 million cu m in the City of Moscow, of which 7.5 million cu m was drinking grade water used for industrial needs.

□ For the purposes of cutting water consumption and water discharge, improving the quality of wastewater and the effectiveness of wastewater treatment systems, our branches have developed and implemented the following primary measures:

- fuel oil tanks No. 4 and 5 at TEP-9 were repaired to prevent fuel oil leaks into the environment;
- refurbishment and setup of the makeup demineralizer and regenerative air heater wastewater neutralization system utilizing the cavitation technology at LAPS-5, TEPs 12, 16, 17, 20, 23;
- introduction of petroleum product-contaminated wastewater treatment technology at LAPS-3, TEPs 8, 21;
- introduction of water traps at three cooling towers of TEPs 20, 22, 26.

MOSENERGO continuously works on development and approval of regulatory maximum permissible limits for contaminant emissions, for waste dumping, regulations on water consumption and discharge, as well as on licensing its environment protection activities.

MOSENERGO SERVICE MAP

POLLUTANT EMISSIONS BY MOSCOW TEPS (including TEP-22)



Pollutant emissions, '000 tons
0 20 40 60 80 100 120
2001
52.8
23.6
2000
69.9
23.3
1999
83.7
22.6
1998
92.6
23.4
1997
113.5
23.9
0 5 10 15 20 25 30
Equivalent fuel consumption, million tons of equivalent fuel

FUEL CONSUMPTION STRUCTURE, %



4.6 1.6 0.6
2001
93.1
5.9 3.3 0.8
2000
90.1
4.6 3.1 0.7
1999
91.6
3.8 3.1 0.8
1998
92.3
3.4 3.2 0.7
1997
92.7
0 20 40 60 80 100
Gas
Coal
Fuel oil
Others



12
3
11

1. YUZHNIYE GRID
2. VOSTOCHNIYE GRID
3. OKTYABRSKIYE GRID
4. SEVERNIYE GRID
5. NOGINSKIYE GRID
6. PODOLSKIYE GRID
7. KOLOMENSKIYE GRID
8. SHATURSKIYE GRID
9. ZAPADNIYE GRID
10. DMITROVSKIYE GRID
11. MOZHAYSKIYE GRID
12. VOLOKOLAMSKIYE GRID
13. KASHIRSKIYE GRID

Power stations*

Substations and AL 750 kV

Substations and AL 500 kV

Substations and AL 220 kV

Moscow Cable Network

Fauna of the Moscow area

*TEP — Cogeneration
LAPS — Local aerial
PSP — Pumped storage plant


TEP-21
TEP-25
TEP-12
TEP-26
Zagorsk PSP
TEP-27
LAPS-3
TEP-17
LAPS-4
LAPS-24
1
2
4
5
6
7
8
9
13



Moskvorechiye district. The Christ's Ascension Church at Kadashi

Human Resource Policy

As of January 01, 2002, MOSENERGO employed 48,813 persons (48,424 employees as at January 01, 2001). The proportion of women is 34% (16,622 employees).

During the year, the number of the power utility's employees grew by 389, including 80 manual workers, 377 experts and managers, while the number of office workers decreased by 68.

The overall education level of the Company's workforce remained fairly high due to a favorable for MOSENERGO situation in the sector's labor market of the Moscow area and the Company's earnest effort to improve the educational level of its employees.

In 2001, MOSENERGO newly employed 121 young skills with higher education (including 44 MEI graduates), 170 persons with secondary specialized education (including 81 graduates of MOSENERGO Technological College).

2001 saw a reduction in the employee turnover rate. Further effort to stabilize the branches' teams and retain skills is high on the agenda of MOSENERGO's human resource departments.

□ Primary efforts to increase employee retention rate will focus on the following:

- improvement of the system of benefits to motivate employees;
- improvement of work environment and opportunities for recreation, better medical services, development of sports and amateur art activities at MOSENERGO;
- improvement of the housing policy;
- improvement of candidacy selection process to fill the existing vacancies.

Throughout 2001, work was continued to improve training and skills of MOSENERGO employees, to strengthen the training base and introduce new education facilities.

All in all, training was provided to 30,023 persons, including 27,922 persons receiving training at the MCPK (Moscow Personnel Training Center); 1,946 persons trained by third party educational establishments, and 155 persons trained by the General Directorate.

The State University of Management provided training to nine 15-person groups of the reserve for filling managerial positions, and 20 directors and chief engineers completed a nine-month training program "Management in the Power Sector".

19 MOSENERGO employees were sent for training at Moscow State Open University for evening training.

In 2001, 22 persons graduated with diplomas from higher educational establishments where they had been trained under contracts with MOSENERGO. 19 of them were assigned to MOSENERGO subsidiaries. 36 persons were admitted to institutions of higher learning under contracts with MOSENERGO.

Continuous training of skills was arranged at post-graduate training establishments and other institutions that have relevant licenses and accreditations.

In 2001, the Moscow Technological College (MTK) was training 648 full-time students, most of whom are children of MOSENERGO employees, and 313 employees were receiving training by correspondence.

186 persons graduated from the college's day training department in 2001, 111 of them were given positions in MOSENERGO branches. 61 persons graduated from the evening training department.

In 2001, the college's day training department and evening training department got 100 new students each.

Maintaining the stability and high professional level of its workforce and improvement of the social welfare of the Company's employees and their families stand out as MOSENERGO's priorities both currently and for the future.



The building of the power utility's first Gheorghiyevskaya Central Power Plant (1888). Today, the Novy Manezh Moscow State Exhibition Hall

Economic performance

PRODUCTION COST OF ELECTRICITY AND HEAT

In 2001, the production cost of electricity amounted to 38.96 kopecks/kWh, that of heat to RUR 184.98 per Gcal.

The production costs rose over the 2000 level by RUR 8.8 billion, or 37.2%, on the back of the overall inflationary processes in the country, and such growth was primarily driven by the rising prices of fuel, materials, and services.

The production cost of electricity rallied RUR 5.7 billion, or 38.5% (in 2000, it was 28.33 kopecks/kWh), while the heat production costs were RUR 3.1 billion, or 33.4% greater (RUR 138.93 per Gcal in 2000).

In the 2001 energy production costs, fuel accounts for RUR 13.6 billion, up 39.3% against 2000, making up for 40.2% of the total costs compared to last year's 40.9%.

The price of the primary fuel, natural gas, was RUR 501.33 per thousand cu m in 2001, 36.2% more than in the last year.

A ton of fuel oil cost RUR 1,522.82 in 2001, a 54.8% increase on the last year's level.

Kuznetsk coal was RUR 553.46/ton, inclusive of the railroad tariff, rising 65.9% year-on-year.

The MOSENERGO's maintenance costs totaled RUR 6.9 billion in 2001, adding RUR 2.7 billion, or 66.3%, to the 2000 figure due to more expensive metalware and cableware, as well as increased salaries of MOSENERGO maintenance workers.

Pushed by the need to increase salaries in line with the Tariff Agreement with the Energy Industry Trade Union, and in order to retain workers, labor costs, including social insurance, were raised 53.8% against 2000 to reach RUR 6.0 billion in 2001.

In the world of today, success of a business is preconditioned on operational efficiency, and a company can only be efficient if it is able to streamline its costs. MOSENERGO has been working on this in a deliberate manner in accordance with yearly operational orders on improving reliability and efficiency of its equipment, and a costs reduction program.

MOSENERGO has been working to transfer its housing assets to the municipal authorities.

□ In 2001, 102 residential buildings with a total floor area of 202,493.4 sq m were transferred, including:

◦ three residential buildings totaling 33,951 sq m in the City of Moscow;

◦ 99 residential buildings totaling 168,542 sq m in the Moscow Region and in the Ryazan Region.

479 positions in the Company were made redundant. The costs reduced by RUR 58.8 million.

TARIFFS

In 2001, the Regional Energy Commissions set new tariffs for all consumer groups, save the residential heat tariff, with effect from February 5 in Moscow (Resolution No. 3 of February 02, 2001) and from February 15 in the Moscow Region (Protocol No. 4 of February 05, 2001). By Resolution No. 33 of March 14, 2001 of the Moscow City Duma, new residential heat tariffs were effected from April 01, 2001.

Privileges and discounts on the electricity and heat tariffs were granted by REC resolutions within the regulatory and legal framework and were incorporated in the tariff adjustments.

TARIFF HISTORY



Electricity, kopecks/kWh
0
10
20
30
40
50
60
2001
52.71
194.73
2000
38.41
138.46
1999
29.20
100.62
1998
27.17
81.47
1997
28.00
77.99
0
40
80
120
160
200
Heat, RUR/Gcal

☐ Over 2000, the 2001 tariffs increased as follows:
- electricity tariff, by 25.6 %;
- heat tariff, by 26.0 %.

The 2001 energy tariffs made it possible for MOSENERGO to finance itself out of its cash flow, securing an energy production cost effectiveness of 25.0%, with an electricity profit margin of +36.6%, and that of heat +5.3%.

MOSENERGO bills its electricity and heat consumers in compliance with the tariffs approved by the Regional Energy Commissions of the City of Moscow and the Moscow Region.

The practice of cross-subsidies clearly results in a distortion of MOSENERGO's tariff policy. In the field of its tariff policy, MOSENERGO' principal task consists in gradually bringing the existing tariffs to the economically justified levels in cooperation with the RECs of Moscow and the Moscow Region.

ENERGY MARKETING

MOSENERGO has established the process of planning energy sales for a year, for each of the quarters (with a breakdown by months), including figures for major electricity and heat consumers.

	Electricity kopecks/kWh;	Heat RUR/Gcal
Average tariff (own consumers) used as the basis of sales calculation in the business plan for 2001	52.71	194.26
Actual average tariff (own consumers) in 2001	52.93	194.73

In the Moscow area, the system of cross-subsidies among individual energy consumer groups still persists. The residential tariffs for electricity and heat do not cover the actual energy production and transportation costs.

Under the existing practice of cross-subsidies, MOSENERGO's revenues lost on electricity and heat tariff privileges granted to households, budget-sponsored organizations, agricultural consumers, railroads and electricity-driven municipal transport are built by the RECs of Moscow and the Moscow Region in the tariffs for other consumer groups.

COSTS STRUCTURE, %


Fuel — 40.4
Labor remuneration with allocations to social security — 17.8
Liabilities and other costs — 12.0
Repairs by contractors — 11.5
Allocations charged to production costs in the established procedure — 11.2
Depreciation — 7.1

Implementation of the sales plans is monitored on a monthly basis.

The planned figures are brought to the knowledge of the sales subsidiaries, their divisions, and major customers of the power system.

HISTORY OF ENERGY DELIVERIES AND PAYMENT BY OWN CONSUMERS, RUR million


2001
53,699
50,079
2000
37,487
34,202
1999
25,201
25,267
1998
20,579
22,991
1997
21,725
22,981
0
10
20
30
40
50
60
70
Sales
Effective deliveries

Each of the sales subsidiaries has appointed, in their divisions, supervisors responsible for the implementation of the division's sales plan as a whole and of the payment collection plan, including by major consumers.

The Company's budget revenues are planned in strict compliance with the planned sales figures and the payment collection plan.

Daily payment collection planning and operational monitoring of the customers' payments for the received electricity and heat have been organized.

In 2001, MOSENERGO abolished non-cash settlements, now accepting nothing but cash in payment for supplied electricity and heat.

SALES

In 2001, the accrual-based sales of MOSENERGO's marketable products (less VAT) totaled RUR 43.5 billion, including RUR 28.8 billion in the sales of electricity and RUR 13.1 in the heat sales.

Against 2000, the total accrual-based sales grew by RUR 12.96 billion, or 42.5%, including RUR 12.98 billion, or 44.9%, increase in the electricity and heat sales. Sales of the other products dropped by RUR 20.0 million, or 1.3%.

92% of the accrual-based sales growth is attributable to the increased sales tariffs, while the remaining 8% come from the greater effective sales of electricity and heat.

OWNERSHIP STRUCTURE, %



RAO UES of Russia — 50.87
The Bank of New York International Nominees — 26.99
Other Legal Entities — 10.87
Individuals — 8.32
Department of State and Municipal Property of the Moscow City Government — 2.95

The cash-based sales of MOSENERGO's marketable products in 2001 summed up to RUR 46.2 billion (less VAT), or 106.4% of the accrual-based sales (109% in 2000), including RUR 30.8 billion in electricity sales and RUR 13.9 in sales of heat.

Compared to 2000, the cash-based sales were up RUR 13.05 billion, or 39.4%, including an energy sales rise of RUR 13.09 billion, or 41.5%.

The increase of the cash-based sales against the previous year is 98% due to the changed average sale prices of the marketable products, with the remaining two percent coming in collections of accounts receivable.

PROFIT

The profit on the accrual-based sales of marketable products amounted to RUR 8.7 billion versus RUR 5.4 billion in 2000, a growth by 62.9%.

The profit on the electricity and heat sales was RUR 8.4 billion, adding RUR 3.3 billion, or 63.9% to the 2000 figure.

□ The profit on the cash-based sales was RUR 9.0 billion in 2001, including:

- combined profit on electricity and heat sales of RUR 8.7 billion, of which;
- RUR 8.3 billion earned on electricity sales, and;
- RUR 0.4 billion on heat sales.

Compared to 2000, the profit on cash-based sales soared by RUR 3.4 billion, or 59.5%, with the profit on the energy sales increasing by RUR 3.3 billion, or 60.3%. The profit on the sales of electricity was up by

STRUCTURE OF PROCEEDS
FOR ENERGY, %



2001 95.6 4.0 0.4
2000 82.8 2.6 14.6
1999 45.0 10.7 44.3
1998 46.0 7.0 47.0
1997 45.0 11.0 44.0
0 20 40 60 80 100
Cash
Bills of exchange
Other forms of payments

RUR 2.3 billion, or 39.5%, while the loss on the heat sales was RUR 0.9 billion smaller as compared to 2000 (a loss of RUR 0.5 billion), resulting in a RUR 0.4 billion profit on the sales of heat.

The pretax accrual-base profit (adjusted for operating and non-sale revenues and expenditures) stood at RUR 4.1 billion, up RUR 1.6 billion (65%) from the 2000 level.

The pretax cash-based profit amounted to RUR 4.4 billion, a RUR 1.6 billion (58%) increase over 2000. The size of the pretax cash-based profit was negatively affected by writing off of bad debts totaling RUR 0.8 billion.

As a result of its operations in 2001, the Company earned a net accrual-based profit, adjusted for contingency revenues and losses, of RUR 2.1 billion, while the net cash-based profit amounted to RUR 2.4 billion. Both saw a RUR 1.3 billion increase over the previous year.

The Company's consumption expenses, reflected under the new Accounting Rules among the non-sales expenses, amounted to RUR 2.64 billion.

The free balance of the 2000 profit, authorized by the General Meeting to be used in 2001, stands at RUR 620.2 million, including RUR 216.7 million to be paid out as dividend for 2000, RUR 72.0 million to replenish the reserve fund, RUR 313.8 million for capital construction, and RUR 17.6 million as distributable profit.

Advance utilization of the 2001 accrual-based profit was RUR 1,343.2 million directed toward the accumulation fund.

INVESTMENTS IN PRODUCTION, RUR million


2001 53.6% 46.4% 5,426.9
2000 46.8% 53.2% 6,020.0
1999 54.6% 45.4% 4,269.6
1998 53.6% 46.4% 3,294.0
1997 54.0% 46.0% 3,007.3
0 2,000 4,000 6,000
Refurbishments and Technological Upgrades
New Construction and Capacity Buildup

SALES BY TYPE OF PAYMENT, RUR million

	2000	2001
Cash		
into the settlement account	26,126	42,407
Bank promissory notes	818	1,773
Other types of settlement	4,618	175
Total:	**31,562**	**44,654**

□ It is planned to make the following allocations out of the 2001 net profit:

- in the dividend fund, RUR 517.6 million;
- in the reserve fund, RUR 206.8 million.

The increased allocation of the over-the-plan profit into the reserve fund is dictated by the need to meet the Company's hard-currency denominated liabilities on Eurobonds in 2002.

RECEIVABLES AND PAYABLES

Receivables due from consumers of electricity and heat, including supplies to the FOREM (Federal Wholesale Market), (less VAT) reduced during 2001 by 28.9% (from RUR 11.84 billion to RUR 8.42 billion), with electricity receivables due from own consumers dropping by 30.5% and heat receivables decreasing by 26%.

The reduction of the accounts receivable came on the back of smaller arrears of payment due from municipal organizations (Mosgorteplo, the Metro), from large industrial consumers of electricity and heat, the Military Industrial Complex, and municipal housing operators.

ELECTRICITY. PAYMENT RATE, %


2001 106.9
2000 108.8
1999 99.6
1998 86.6
1997 90.0
0 20 40 60 80 100 120

Receivables for electricity supplied to the FOREM went down from RUR 1,471.4 million to RUR 1,069.8 million (less VAT), or by 27.3%, at a payment collection level of 345%.

In the total sales, cash, including bank promissory notes, accounted for 99.6%.

Relative to the amount of products actually supplied, the cash sales amounted to 106.1%.

The Company's payables, including borrowings, stood at RUR 18.3 billion as of January 01, 2001 and at RUR 15.1 billion as of January 01, 2002, i.e. it reduced 17.5%.

As of January 01, 2001, the total borrowings of RUR 6,935.4 million included long-term loans and facilities (with maturities of over 12 months) summing up to RUR 5,760.4 million, and short-term obligations (with maturities within 12 months) totaling RUR 1,175.0 million.

On January 01, 2002, the structure of borrowings was different, mostly due to the Eurobond debt moving out of the long-term and into the short-term category. The aggregate size of the borrowings was RUR 9,517.9 million, having increased in 2001 by 37.2%. The long-term loans and facilities summed up to RUR 2,982.7 million (a 48.2% reduction), while short-term liabilities stood at RUR 6,535.2 million (an increase by a factor of 5.6).

HEAT. PAYMENT RATE, %


2001
105.7
2000
109.8
1999
94.4
1998
96.8
1997
105.6
0
20
40
60
80
100
120

Borrowings aside, the payables were driven down during 2001 by RUR 5.8 billion, or 50.9%. The drop in payables comes mostly in the form of smaller arrears due to suppliers and contractors, which arrears were reduced from RUR 6.4 billion to RUR 2.4 billion, or by 62.4%.

Notably, the arrears of payment for fuel was cut from RUR 4.5 billion to RUR 0.2 billion (by 95.4%), with MOSENERGO bringing down its outstanding liability to OOO Mezhregiongaz due for gas supplies by, among other means, payment of the liability under the Amicable Agreement.

The capital construction payables reduced from RUR 0.56 billion to RUR 0.5 billion (by 11.3%), the arrears of payment for maintenance decreased from RUR 0.59 billion to RUR 0.54 billion (by 7.0%), while the payables for repair work increased from RUR 0.7 billion to RUR 1.15 billion (by 64.7%).

At the end of 2001, MOSENERGO's financial debt consisted primarily of Eurobonds for a total of USD150.8 million, with maturity in October 2002. In 2001, two half-yearly payments of the yearly coupon of 8.375% were made in April and October. Throughout the period of circulation of its Eurobonds, MOSENERGO has meticulously observed its obligations in servicing the debt: the coupon was paid when due and in full. The Company has developed a program that will help MOSENERGO to fully meet its obligations in due time.

HISTORY OF SHORT-TERM LIABILITIES AND SHORT-TERM RECEIVABLES, RUR million


As at 01.01.02
6,536.2
12,530.1
5,595.5
As at 01.01.01
1,175.0
16,746.8
11,385.5
As at 01.01.00
1,121.1
19,596.5
14,539.6
As at 01.01.99
564.9
19,928.1
13,200.8
As at 01.01.98
1,253.3
16,714.5
11,967.4
20,000
0
15,000
Accounts receivable
Borrowings
Accounts payable



Raushskaya Riverside Avenue. The Company's Head Office

Corporate Governance

PRINCIPLES

At MOSENERGO, the corporate governance is based on the regulatory and legal acts that include laws and regulations of the Russian Federation, regulatory documents of RAO UES of Russia, and MOSENERGO's internal rules and methodological documents.

□ The principles of corporate governance adopted by MOSENERGO are designed to protect the rigts of its shareholders and make the Company an attractive investment target.

○ The goals of transparency and availability of information about the Company are attained throug implementation of the following measures:

— holding of General Meetings of Shareholders preceded by receipt by each and every shareholder of a set of documents containing all requisite information about the meeting and the Company's performance in the reporting period;

— issue and sending out of annual and quarterly reports for shareholders;

— issue and filing with RAO UES of Russia of annual reports on economic performance of MOSENERGO;

— issue and filing with RAO UES of Russia of periodical reports on individual aspects of MOSENERGO's business, as well as reports and other information provided on request;

— placement of information and reports at MOSENERGO's web site.

○ Examination and assessment of the quality of MOSENERGO's management practices. This is performed by the Company's Internal Audit Committee and the external Auditor.

○ Encouraging involvement of shareholders in the management of the Company. MOSENERGO provides its shareholders an opportunity to be involved in the company's management in accordance with the rigts granted by law the scope of which is determined by the shareholder's interest in the Company.

○ Pari passu ranking of shareholders. Common shares vote by the rule "one share gives one vote".

○ Bodies of corporate governance and supervision report to the shareholders.

○ The Board of Directors provides strategic guidance to the Company and effective control over its operation.

PROSPECTS FOR 2002

MOSENERGO's business plan for 2002 assumes a 2.8% growth of electricity consumption in the Moscow area and the total own consumer electricity consumption of 54.6 billion kWh.

□ To meet the demand for electricity in the Moscow area, 72.31 billion kWh must be generated, of which

○ 70.38 billion kWh by the thermal plants, and

○ 1.93 billion kWh by Zagorsk PSP.

□ In order to cover the increased consumption and reliably manage the upcoming fall/winter peak loads, the following measures must be implemented:

○ 500 tons/hour boiler No. 9 at TEP-20 and 500 tons/hour boiler No. 10 at TEP-11 must be put in operation;

○ turbine No. 3 at TEP-17 must be replaced to achieve a capacity increase from 22 MW to 30 MW;

○ in the Heating Grid, 4 km of heating mains must be replaced;

○ 595.2 thousand kVA of additional transformer capacity must be commissioned at the substations;

○ 54.8 km of overhead transmission lines with operational voltage of 35 kV or more must be installed;

○ 600 km of 0.4-10 kV overhead lines must be commissioned.

□ Within the framework of MOSENERGO reforming, the following is contemplated for 2002:

○ development of a reform program for MOSENERGO, to be approved by RAO UES of Russia;

○ division of type of activities;

○ drafting and approval by MOSENERGO's Board of Directors of a list of non-core and service-related businesses;

○ preparation for detaching non-core and service-related businesses;

○ development of the principles of and establishing cooperative relations between MOSENERGO and a newly created business (legal entity);

○ registration of titles to immovable properties;

○ transfer of social assets owned by MOSENERGO into municipal ownership;

○ inventorying of MOSENERGO's assets.

BOARD OF DIRECTORS



Anatoly Yakovlevich Kopsov, *Chairman of the Board of Directors; Director for Generation Facility Construction, RAO UES of Russia.*



Andrey Aleksandrovich Vagner, *Head of the Power Plant Department, RAO UES of Russia.*



Igor Timofeyevich Goryunov, *First Deputy General Director and Chief Engineer, MOSENERGO.*



Pyotr Anatolyevich Yefanov, *Minister of Property Relations, the Moscow Region Government.*



Valentin Georgiyevich Zavadnikov, *member of the Federation Council, the Federal Assembly of the Russian Federation.*



Aleksey Nikolayevich Karev, *Director of the CRMZ (Central Mechanical Repair Workshop), a MOSENERGO branch.*



Igor Nikolayevich Mouravyev, *Head of the Human Resources Directorate, RAO UES of Russia.*



Boris Vasilyevich Nikolsky, *member of the Federation Council of the Federal Assembly of the Russian Federation.*



Aleksandr Nikolayevich Remezov, *former General Director, MOSENERGO.*



Viktor Ivanovich Reshetov, *Member of the Executive Board, RAO UES of Russia; General Director, OAO CDU (Central Dispatching Department) of UES of Russia.*



Nestor Ivanovich Serebryanikov, *General Director's Adviser, MOSENERGO.*



Pavel Stepanovich Smirnov, *member of the Executive Board, RAO UES of Russia.*



Anatoly Antonovich Chabak, *General Director, ZAO NIKoil-sberezheniye Management Company.*

INTERNAL AUDIT COMMITTEE

Sergey Borisovich Sidorov, *Chairman of the Internal Audit Committee, Head of the Financial Audit Department, RAO UES of Russia.*
Ildar Iskanderovich Abdrashitov, *Director, Tsentrenergo Directorate.*

Anatoly Vladimirovich Bolshakov, *Chief Expert, Human Resources Directorate, RAO UES of Russia.*
Tamara Vasilyevna Zhelobitskaya, *pensioner, former Chief Accountant of TEP-22, a MOSENERGO branch.*

Danil Nikolayevich Nikitin, *First Deputy Head of the Corporate Policies Department, RAO UES of Russia.*
Grigory Fedorovich Shevchenko, *Head of the PEO (Planning and Economy Department), TEP-21, a MOSENERGO branch.*

EXECUTIVE BOARD

Arkady Vyacheslavovich Yevstafiev, *Acting General Director, MOSENERGO.*
Igor Timofeyevich Goryunov, *First Deputy General Director and Chief Engineer.*
Aleksey Vladimirovich Matveyev, *First Deputy General Director for Corporate Policy and Property Management.*
Sergey Petrovich Romanovsky, *Deputy General Director for Capital Construction.*
Vitaly Vasilyevich Kuzmin, *Deputy General Director for Sales and Relations with Electricity and Heat Consumers.*
Aleksandr Aleksandrovich Mityayev, *Deputy General Director for Distribution Grids and Long-term Development.*

Tatiana Petrovna Dronova, *Chief Accountant, MOSENERGO.*
Inna Nikolayevna Tskhovrebova, *Deputy General Director for Relations with NGOs and Mass Media.*
Aleksandr Grigoryevich Uzilevsky, *Deputy General Director for Fuel Supply and Complete Equipment.*
Vladislav Lvovich Nazin, *Deputy General Director for Economy.*
Nestor Ivanovich Serebryanikov, *General Director's Adviser.*

Valery Sergeyevich Mozgalyov, *Deputy General Director, Director of the Central Dispatching Unit.*
Urusbiy Agubekirovich Balikoyev, *Director of the Heating Grid.*
Yuri Leonidovich Guskov, *Director, TEP-21.*
Aleksandr Mikhailovich Boyar, *Director, Mozhaiskiye Electrical Grids.*

Note: *A.V. Matveyev, T.P. Dronova, I.N. Tskhovrebova have been made members of the Executive Board to replace A.N. Remezov, V.P. Cherny, and A.V. Pasko by a resolution of the Board of Directors of November 26, 2001 (Minutes No. 11)*



Cozy lanes of the historical downtown.

Financial Statements

OFFICIAL FINANCIAL STATEMENTS

PROFIT AND LOSS ACCOUNT, RUR '000

Indicator	2001 accrual-based	2001 cash-based	2000 accrual-based	2000 cash-based
I. Incomes and expenses in regular business				
Sales of goods, products, works, services (net of VAT, excise duties, and similar compulsory payments)	43,459,335	46,221,182	30,499,381	33,167,851
Cost of sales	34,685,429	37,139,018	25,101,391	27,462,854
Gross profit	8,773,906	9,082,164	5,397,990	5,704,997
Commercial costs	44,540	44,522	38,512	38,550
Administrative costs			0	0
Profit from sales	8,729,366	9,037,642	5,359,478	5,666,447
II. Operating incomes and expenses				
Interest receivable	19,835	19,835	7,446	7,446
Interest payable	147,649	147,649	11,939	11,939
Earnings on interests in other organizations	5,311	5,311	3,422	3,422
Other operating incomes	1,468,218	1,467,948	912,222	960,369
Other operating expenses	2,747,557	2,747,340	2,038,694	2,084,149
III. Non-operating incomes and expenses				
Non-operating incomes	410,133	410,133	736,989	736,989
Non-operating expenses	3,646,773	3,646,773	2,490,265	2,490,265
Profit before tax	4,090,884	4,399,107	2,478,659	2,788,320
Profit tax and other compulsory charges	2,017,984	2,017,984	1,691,379	1,691,379
Profit from regular business	2,072,900	2,381,123	787,280	1,096,941
IV. Extraordinary incomes and expenses				
Extraordinary incomes	12,116	12,116	1,218	1,218
Extraordinary expenses	17,443	17,443	1,350	1,350
Net profit	2,067,573	2,375,796	787,148	1,096,809

BALANCE SHEET. ASSETS, RUR '000

	As at 01.01.2001	As at 01.01.2002
I. NON-CIRCULATING ASSETS		
Intangible assets,	95,860	0
Including:		
Patents, licenses, trademarks, etc Similar rights and assets	62,723	0
Organizational expenses	7	0
Fixed assets,	45,873,836	47,815,724
Including:		
Land and nature use sites	85	85
Buildings, machinery and equipment, fixed structures	44,633,116	46,947,759
Other fixed assets	1,240,635	867,880
Construction in progress	4,720,001	4,495,262
Including:		
Equipment to be installed	1,105,809	1,041,296
Construction in progress	3,614,192	3,453,966
Long-term financial investments	87,261	79,759
Including:		
Investments in affiliated companies	0	29,441
Investments in related companies	31,855	2,564
Investments in other organizations	50,367	47,715
Other long-term financial investments	5,039	39
TOTAL, Section I	**50,776,958**	**52,390,745**
II. CIRCULATING ASSETS		
Inventories	3,749,187	4,363,029
Including:		
Raw materials, materials and other similar assets	3,305,760	3,380,074
Animals in breeding and feeding	27,899	35,648
Costs of work in progress (circulating costs)	37,294	35,897
Finished commodity and goods for reselling	293,116	354,124
Expenses of future periods	81,573	557,286
Other inventories and costs	3,545	0
VAT on acquired assets	1,339,894	826,625
Accounts receivable (with maturity in over 12 months after the reporting date)	5,646	6,278
Including:		
Customers and consumers	636	0
Other accounts receivable	5,010	6,278
Accounts receivable (with maturity within 12 months after the reporting date)	16,746,798	12,530,048
Including:		
Customers and consumers	14,458,675	10,284,853
Advance payments	585,383	788,519
Other accounts receivable	1,702,740	1,456,676
Short-term financial investments	73,446	0
Cash	1,036,489	2,626,281
TOTAL, Section II	**22,951,460**	**20,352,261**
BALANCE	73,728,418	72,743,006

BALANCE SHEET. LIABILITIES, RUR '000

	As at 01.01.2001	As at 01.01.2002
III. EQUITY AND RESERVES		
Authorized capital	28,267,726	28,267,726
Surplus capital	15,275,643	20,450,414
Reserve funds	325	72,335
Social fund	400,136	76,268
Retained profit of previous years, including the funds	10,600,869	4,783,247
Outstanding loss of previous years	–343,395	0
Retained profit of the reporting year	—	2,067,573
Outstanding loss of the reporting year	—	0
Utilization of the profit of the reporting year	—	0
TOTAL, Section III	**54,201,304**	**55,717,563**
IV. LONG-TERM LIABILITIES		
Borrowings and loans	5,760,364	2,982,675
Including:		
Bank loans with maturity in over 12 months from the reporting date	1,388,068	1,232,015
Borrowings with maturity in over 12 months from the reporting date	4,372,296	1,750,660
TOTAL, Section IV	**5,760,364**	**2,982,675**
V. SHORT-TERM LIABILITIES		
Borrowings and loans, including	1,175,005	6,535,177
Accounts payable	11,385,480	5,595,480
Including:		
Accounts payable to suppliers and contractors	6,389,501	2,403,009
Accounts payable to Company employees	144,794	236,274
Accounts payable to the state and off-budget funds	63,674	157,398
Accounts payable to the budget	1,417,197	199,532
Advance payments received	120,290	424,135
Other accounts payable	3,250,024	2,175,132
Arrears of dividend due to shareholders	2,772	5,025
Incomes of future periods	1,203,493	1,907,086
TOTAL, Section V	**13,766,750**	**14,042,768**
BALANCE	**73,728,418**	**72,743,006**

CASH FLOW STATEMENT, RUR '000

Indicator	Amount	Including current business	Including investments	Including financial activities
1. Balance of cash as at the beginning of the year	**1,023,914**	—	—	—
2. Cash received, total	**77,395,531**	**72,141,991**	**5,232,928**	**20,612**
Including:				
Sales of goods, products, works and services	52,374,320	52,374,320	—	—
Sales of fixed assets and other properties	222,571	222,571	0	0
Advance payments received from customers (consumers)	133,486	133,486	—	—
Budget allocations and other target financing	435,358	7,484	427,874	0
Gratuitously	20	20	0	0
Loans received	1,751,823	1,443,099	308,724	0
Borrowings received	0	0	0	0
Dividends, interests dividends, interests	10,747	—	5 311	5 436
Other proceeds	22,467,206	17,961,011	4,491,019	15,176
3.Cash disbursed, total	**75,796,141**	**58,901,756**	**9,327,945**	**1,599,377**
Including:				
Payment for acquired goods, works, services	32,151,535	29,021,036	3,130,499	0
Payroll	4,393,719	—	—	—
Allocations to state off-budget funds	1,573,344	—	—	—
Amounts paid out on account	98,304	98 304	0	0
Advance payments	1,633,734	911,254	722,480	0
Shared construction payments	494,490	—	494,490	—
Payments for machinery, equipment, and motor vehicles	365,400	—	365,400	—
Financial investments	1,385,759	0	0	1,385,759
Dividends, interest on securities	198,844	—	0	198,844
Payments to the budget	5,814,630	5,814,630	—	0
On accounts under the tax to profit	2,920,853	2,920,853	0	0
Payments of interests and principals on loans and borrowings received	2,427,311	2,302,028	125,283	0
Other payments, transfers, etc.	22,338,218	17,833,651	4,489,793	14,774
4. Balance of cash as at the end of the reporting period	**2 623 304**	—	—	—

COMMENTS TO OFFICIAL FINANCIAL STATEMENTS

CHANGES IN THE BOTTOM LINE IN 2001, RUR '000

Description	Annual Report as at 01.01.2001	Annual Report as at 01.01.2002	Change
ASSETS			
I. I NON-CURRENT ASSETS			
Fixed assets	45,877,416	45,877,416	-3,580
Section I TOTAL	45,877,416	45,877 416	-3,580
BALANCE	73,731,998	73,728,418	-3,580
LIABILITIES			
III.CAPITAL AND RESERVES			
Additional capital	15,279,223	15,275,643	-3,580
Retained profit of past years, including the funds	9,470,326	10,600,869	1,130,543
Retained profit of the reporting year	1,130,543	0	-1,130,543
Section III TOTAL	25,880,092	25,876,512	-3,580
BALANCE	73,731,998	73,728,418	-3,580

FUNDAMENTALS OF THE COMPANY'S ACCOUNTING POLICY

MOSENERGO's accounting policy is pursued in compliance with Federal Law No. 129-FZ of November 29, 1996, and the Methodological Recommendations Concerning the Procedure for Drawing Up Accounting Statements of an Organization as approved by Order No. 60n of the Ministry of Finance of the Russian Federation of June 28, 2000. Based on these regulations, the MOSENERGO General Director issued Order No. 878 of December 26, 2000, "On Accounting Policy in 2001", as amended. These MOSENERGO documents stated the basic principles of the Company's accounting policy in 2001.

Economic operations are reflected in the accounting records in accordance with the working chart of accounts of the "Classifier of the Chart of Accounts of Financial and Economic Operations of MOSENERGO" that was approved in December 1997. MOSENERGO and all its branches apply inter-sector model forms of primary accounting documents recommended by the State Committee for Statistics of Russia.

Assets, liabilities, and economic operations are denominated in rubles, the legal tender of the Russian Federation.

Changes in the Accounting Policy

□ As compared to 2000, the Company's accounting policy for 2001 saw the following changes:

○ expenses that had been formerly referred to retained profit of previous years, were referred to the fiscal effect in 2001. As a result, the net profit of 2000 decreased by RUR 343 million. In 2001 statements, the data for 2000 were adjusted.

○ the accounting procedure for and the composition of intangible assets and the low-value and non-durable items were changed.

Comparative Data. The 2000 data contained in the statements for 2001 were adjusted in line with the changes in the reporting forms of 2001.

□ In particular, comparative data were adjusted or supplemented based on the requirements contained in the following accounting rules that became effective in 2001:

○ Accounting Rules PBU 14/2000 "Accounting of Intangible Assets",

○ Accounting Rules PBU 6/2001 "Accounting of Fixed Assets",

○ Amendments to Accounting Rules PBU 10/99 "Expenses of an Organization".

Fixed Assets. The MOSENERGO's fixed assets comprise all facilities and items the value of which exceeds 100 minimal wages as set by the law of the Russian Federation.

Accounted as fixed assets are land, buildings, machinery, equipment, means of transportation and other appropriate items whose service life exceeds 12 months.

Items referred to the fixed assets were accounted at their actual costs of acquisition or construction. In the statements, the fixed assets are shown at their initial cost less depreciation accumulated over the entire period of their operation.

Alteration of the fixed assets initial cost is permitted in the event the respective facilities have been built up, have had more equipment installed, have been refurbished or partially liquidated by the amount of the actual costs incurred or the residual value of the partially liquidated assets. The increase (reduction) of the initial value of the fixed assets is charged to the Company's additional capital.

Depreciation of the fixed assets was accrued by the flat-rate method in accordance with the standards approved by the USSR Government's Resolution No. 1072 of October 22, 1990.

No depreciation was accrued on land and housing facilities.

Incomes and losses from the fixed assets retirement are reflected in the Profit and Loss Statement among operational incomes and losses, with losses caused by write-off and gratuitous transfers of fixed assets shown within the non-sales losses.

The interests on loans obtained to finance fixed assets acquisitions (construction) are incorporated in the initial cost of such fixed assets. The interests accrued on the loans after the fixed assets have been included in the accounts are referred to the fiscal effects.

Intangible Assets. Included among intangible assets are costs of intangibles that are used over a period exceeding 12 months.

The intangible assets are valuated and accounted at actual acquisition costs.

Depreciation of the intangible assets is accrued by the flat-rate method on a monthly basis by increments calculated based on the period of useful life of such intangible assets.

Inventories. Inventories are valued at their actual acquisition costs.

Valuation of the inventories at the time they go into the production process or otherwise disposed of was made in 2001 at their mean cost in the same manner as in 2000.

The value of low-value and non-durable items is offset by depreciating such items 100% at the time of their transfer from stock to operation.

Shown as low-value and non-durable items are those with a life not exceeding one year irrespective of their cost, and items with values below 100 minimal wages per unit at the time of acquisition. These items will be included as fixed assets or materials in 2002 accounts.

Work in Process. Work in process was valued at the actual cost.

End Products. End products (work, services) are valued at actual cost.

Deferred Expenses. Expenses incurred by the Company in the reporting year but relating to the next reporting periods are shown as deferred expenses subject to the appropriate flat-rate amortization within their relevant periods.

Payables Due from Buyers and Customers. Payables due from buyers and customers are determined based on the prices set in agreements between the Company and such buyers, inclusive of all discounts (mark-ups).

Bad debt is subject to writing off the books as it is recognized as such.

Provision for Liabilities and Charges. The Company makes no such provision.

Foreign Currency-Denominated Assets and Liabilities. Entries related to the Company's foreign currency accounts and other foreign currency-denominated transactions are made in rubles. The same entries are also made in the currency of relevant settlements and payments.

In accounting of a foreign currency-denominated transaction, the official rate of the ruble effective on the date of the transaction was applied. Cash assets and liabilities denominated in foreign currencies are reflected in the accounting statements as amounts calculated based on the official rate of the ruble effective on December 31, 2001, i.e. RUR 30.14 per one USD.

Exchange differences are reflected in the Profits and Losses account and further used in the calculation of the profit tax unless otherwise prescribed by the laws of the Russian Federation. The period of accounting is one month. Any exchange differences emerging during the year in transacting assets and liabilities, and also in their recalculation as of December 31, 2001, are charged to the fiscal effect and reflected among operational incomes and expenses.

Additional Capital and Reserve Capital. Additional capital resulted from the increased value of the fixed assets as determined in their re-evaluation, and from revenues received through selling some of the Company's shares at a price higher than their par value.

The Company is working to set up a reserve capital intended for setting off any unspecified losses than may occur in the course of the Company's business. The reserve capital is to be set up from the Company's net profit.

Acknowledgement of Income. Proceeds from sales of products and services were acknowledged, for the purposes of accounting, as the products were shipped (or services rendered) to the buyers and settlement documents were presented by such buyers. These proceeds are reflected in the Profit and Loss Statement less the value-added tax, sales tax, export duties, discounts granted to the buyers, and other similar mandatory charges.

For tax purposes, proceeds from sales of products and services were acknowledged as payments were effected and credited to bank accounts or received in cash, and at the time of set-offs.

Taxes.

□ In 2001, tax settlements were effected by MOSENERGO as follows:

- the profit tax was paid in accordance with the procedure established by the Government's Resolution No. 660 of July 01, 1995, based on the mean ratio of the remuneration fund and percentage of the key production funds of the branches. This tax was paid from MOSENERGO's account to the budgets of all levels separately: to the federal budget, to the budgets of the City of Moscow, the Moscow Region, local budgets of the towns of the Moscow Region and the Ryazan Region at the rates approved by the local authorities.
- the value added tax was paid in accordance with the procedure set forth in Chapter 21 of the Tax Code of the Russian Federation. The tax is accrued for the Company as a whole and paid from MOSENERGO's account to the federal budget.
- the road tax was paid in accordance with the procedure established by the "Agreement on the Procedure for Distribution of the Road Tax between the Constituents of the Russian Federation" of July 01, 1998 with respect to the territories of Moscow and the Moscow Region. It is calculated for the Company as a whole and distributed in proportion with the quantity of products produced by MOSENERGO and consumed in the territories of the said constituents of the Russian Federation. The tax is paid from MOSENERGO's account to the territorial road funds of Moscow and the Moscow Region.
- the property tax was paid in accordance with the procedure defined in Article 1 of Federal Law of the Russian Federation No. 1-FZ of January 08, 1998; it was paid by MOSENERGO at the registered locations of its structural divisions.
- all other taxes are accrued and paid independently by branches on behalf of MOSENERGO in accordance with the established legal procedure.

COMMENT ON THE PROFIT AND LOSS STATEMENT

The principal indicators of the financial performance include sales revenues, pre-tax profit, and net profit. The Company's accrual-based pre-tax profit for 2001 amounted to RUR 4,090,884 thousand, while the cash-based pre-tax profit stood at RUR 4,399,107 thousand.

The cash-based profit for 2001 exceeds the accrual-based value. This is a praise to the Company's effort to reduce its receivables.

After the profit tax and other mandatory payments, the net profit retained by the Company was as follows: the accrual-based profit, RUR 2,067,573 thousand; and the cash-based profit, RUR 2,375,796 thousand.

□ The increase in 2001 of operational costs and revenues against 2000 is explained by greater apartment sales, sales of inventories, securities (promissory notes), etc.

□ The RUR 1,156,508 thousand surge in non-sales costs of 2001 as compared to 2000 was due to the following reasons:

- RUR 24,395 thousand of losses of the past years were written off;
- in 2001, RUR 450,385 thousand of receivables accumulated over three years was charged to the non-sales losses in accordance with a resolution of the Executive Board and the Board of Directors;
- business-related legal expenses grew as the legal departments became more active in their work to collect receivables;
- charity expenditures grew by RUR 402,790 thousand;
- costs of social assets transfer into municipal ownership increased by RUR 236,792 thousand;
- in 2001, MOSENERGO workers were reimbursed for their heating and electricity expenses incurred in the second half of 2000 and nine months of 2001, which pushed the related costs up by RUR 72,342 thousand.

□ It is suggested that the Profit and Loss Statement for 2001 be approved as follows:

- Pre-tax profit:
  accrual-based, RUR 4,090,884 thousand
  cash-based, RUR 4,399,107 thousand
- Net profit:
  accrual-based, RUR 2,067,573 thousand
  cash-based, RUR 2,375,796 thousand

The net accrual-based profit shall be subject to distribution.

□ It is suggested that the following distribution of the net profit for 2001 be approved:

- accumulation fund (capital construction), RUR 1,343,187 thousand;
- payment of dividends for 2001, RUR 517,629 thousand;
- replenishment of the reserve fund, RUR 206,757 thousand.

COMMENTS TO INDIVIDUAL LINES OF THE BALANCE SHEET

FIXED ASSETS, RUR '000

	On 01.01.2001	On 01.01.2002	Change
Land and natural resources	85	85	0
Buildings, machinery, and equipment	44,633,116	46,947,759	2,314,643
Other fixed assets	1,240,635	867,880	– 372,755
Construction in process	4,720,001	4,495,262	– 224,739
TOTAL fixed assets	**50,593,837**	**52,310,986**	**1,717,149**

The increased value of fixed assets came with commissioning of a number of new fixed asset items: a power unit at TEP-11, a replaced turbine at TEP-22, a power boiler at TEP-1, a residential building at TEP-21, etc.

INTANGIBLE ASSETS, RUR '000

	On 01.01.2001	On 01.01.2002	Change
Patents, licenses, trademarks, service marks, other similar rights and assets	62,723	0	– 62,723
Organizational and administrative expenses	7	0	– 7
Other	33,130	0	– 33,130
TOTAL intangible assets	**95,860**	**0**	**– 95,860**

In the 4th quarter of 2001, apartments (previously accounted as intangible assets) were transferred into the fixed asset category, while licenses and software licenses were moved into the deferred A10expenses group.

FINANCIAL INVESTMENTS, RUR '000

	On 01.01.2001	On 01.01.2002	Change
Investments in subsidiaries	0	29,441	29,441
Investments in associated companies	31,855	2,564	– 29,291
Investments in other organizations	50,367	47,715	– 2,652
Other long-term financial investments	5,039	39	– 5,000
TOTAL financial investments	**87 261**	**79 759**	**– 7,502**

The reduction in the amount of financial investments is due to the following factors:
termination as a co-founder of OOO KB Kreditny Agroprombank (the amount of contribution RUR 2,500 thousand); writing off as the Company's losses of long-term investments into ZAO Rossiyskaya Birzha (RUR 40) and OAO UAKB Unikombank (RUR 1.2 thousand); a changed procedure for accounting of advanced payments in construction funding for a total of RUR 5,000 thousand.

YIELD OF LONG-TERM FINANCIAL INVESTMENTS IN THE CHARTER CAPITALS AND SHARES OF OTHER ORGANIZATIONS ON WHICH DIVIDEND HAS BEEN RECEIVED, %

Organization	Yield in 2001	Yield in 2000
AKB Moskovsky Industrialny Bank	2.7	0
OOO Seba Energo	17.0	9.1
ZAO Unikhimtek	212.5	157.2
KB Transinvestbank	15.3	8.4
OOO EnCentr	2833.4	176.9
OOO PF Ergomaks	1607.6	2260.6
OAO SAK Energogarant	18.7	0
OAO Elektrotsentronaladka	143.4	40.9
AO NIIVA	6.5	42.9
OAO Korporatsia Zhilischnaya Initsiativa	127.5	85
OAO Shaturtorf	12.0	11.9

As of January 01, 2002, the long-term financial investments totaled RUR 79,759,453 thousand, including:
— contributions to charter capitals, RUR 27,649,035 thousand;
— investments in shares, RUR 52,110,418 thousand.

INVENTORIES, RUR '000

	On 01.01.2001	On 01.01.2002	Change
Raw materials, materials, and other similar assets	3,305,760	3,380,074	74,314
Livestock at farms	27,899	35,648	7,749
Costs in work-in-process (costs of circulation)	37,294	35,897	– 1,397
Finished products and goods to be resold	293,116	354,124	61,008
Deferred costs	81,573	557,286	475,713
Other inventories and costs	3,545	0	– 3,545
TOTAL inventories	3,749,187	4,363,029	613,842
Inventories are assessed at their actual acquisition costs			

ADDITIONAL CAPITAL, RUR '000

	On 01.01.2001	On 01.01.2002	Change
Additional capital	15,275,643	20,450,414	5,174 ,771
Over the reporting year, Additional Capital grew due to incorporation of investment funds and profit from commissioned facilities			

ACCOUNTS RECEIVABLE

(with anticipated settlement beyond 12 months after the reporting date), RUR '000

	On 01.01.2001	On 01.01.2002	Change
Buyers and customers	636	0	– 636
Other debtors	5,010	6,278	1,268
TOTAL	5,646	6,278	632

ACCOUNTS RECEIVABLE

(with anticipated settlement within 12 months after the reporting date), RUR '000

	On 01.01.2001	On 01.01.2002	Change
Buyers and customers	14,458,675	10,284,853	– 4,173,822
of which:			
In selling electricity via FOREM inside the group	1,766,209	1,270,250	– 495,959
Intermediaries in selling electricity and heat	1,760,702	1,138,021	– 622,681
Federal budget-sponsored organizations	2,734,783	639,154	– 2,095,629
Organizations funded from budgets of the RF	278,979	1,960,348	1,681,369
Organizations funded from local budgets	3,433,448	686,164	– 2,747,284
Other consumers of electricity and heat	4,207,790	4,414,939	207,149
Other buyers and consumers	276,764	175,977	– 100,787
Advance payments made	585,383	788,519	203,136
To:			
Fuel suppliers	56,867	33,721	– 23,146
Suppliers of materials	199,497	181,466	– 18,031
Construction contractors	167,967	373,314	205,347
Repair and maintenance contractors	21,525	16,685	– 4,840
Service providers	12,546	84,184	71,638
Other advance payments made	126,981	99,149	– 27,832
Other debtors	1,702,740	1,456,676	– 246,064
Including:			
Those owing penalties, fines, forfeits	7	4	– 3
Excess tax payments to the federal budget	70,581	76,848	6,267

	On 01.01.2001	On 01.01.2002	Change
Excess tax payments to the budgets of constituents of the RF	1,932	217,124	215,192
Excess tax payments to local budgets	2,801	122,910	120,109
Excess payments to state off-budget funds	993	10,843	9,850
Excess payments of the environmental and road taxes	2,479	3,211	732
Other debtors	1,623,947	1,025,736	– 598,211
TOTAL	16,746,798	12,530,048	– 4,216,750

Against 2000, the total accounts receivable were cut by RUR 4,216,750, with receivables from buyers and customers dropping by RUR 4,173,822 and the other receivables by RUR 246,064.

A total of RUR 824,663 in bad debt was written off as losses.

The reduction in receivables came on the back of smaller arrears due from federal budget-funded consumers, decreased arrears due from GUP Mosgorteplo, the Metro, large industrial consumers of electricity and heat, entities of the Military Industrial Complex, municipal residential property operators, and wholesale resellers

LONG-TERM LIABILITIES, RUR '000

	On 01.01.2001	On 01.01.2002	Change
Bank credits with maturity beyond 12 months from the reporting date	1,388,068	1,232,015	– 156,053
Loans with maturity beyond 12 months from the reporting date	4,372,296	1,750,660	– 2,621,636
TOTAL	5,760,364	2,982,675	– 2,777,689

SHORT-TERM LIABILITIES, RUR '000

	On 01.01.2001	On 01.01.2002	Change
Loans and credit facilities, including:	**1,175,005**	**6,535,177**	**5,360,172**
Bank credits with maturity within 12 months from the reporting date	1,175,005	1,405,375	230,370
Loans with maturity within 12 months from the reporting date	0	5,129,802	5,129,802
Accounts payable, including:	**11,385,480**	**5,595,480**	**– 5,790,000**
Suppliers and contractors	**6,389,501**	**2,403,009**	**– 3,986,492**
Of which:			
FOREM electricity suppliers	0	80,305	80,305
Other electricity and heat suppliers	60,651	47,015	– 13,636
Natural gas suppliers	4,458,555	123,175	– 4,335,380
Fuel oil suppliers	11,895	42,713	30,818
Coal suppliers	33,844	20,745	– 13,099
Construction contractors	562,936	499,187	– 63,749
Maintenance and repair contractors	699,966	1,152,839	452,873
UES of Russia subscription fee	39,923	0	– 39,923
Other suppliers and contractors	521,731	437,030	– 84,701
Arrears of wages due to the organization's workforce	**144,794**	**236,274**	**91,480**
Including: current arrears	144,794	236,274	91,480

Arrears of payment due to state and off-budget funds	**63,674**	**157,398**	**93,724**
Including:			
Pension Fund of the Russian Federation	45,860	132,819	86,959
Mandatory Medical Insurance Fund	7,940	17,360	9,420
Employment Fund	3,300	0	– 3,300
Social Insurance Fund	6,537	7,218	681
Penalties and fines payable to state and state off-budget funds	37	1	– 36
Arrears of payments to the budget	**1,417,197**	**199,532**	**– 1,217,665**
Including:			
Federal budget	771,368	48,007	– 723,361
Budgets of constituents of the Russian Federation	487,268	119,345	– 367,923
Local budgets	158,561	32,180	– 126,381
Advance payments received	**120,290**	**424,135**	**303,845**
Including:			
From other consumers of electricity and heat	69,534	361,841	292,307
Other advance payments received	50,756	62,294	11,538
Other creditors	**3,250,024**	**2,175,132**	**– 1,074,892**
Including:			
VAT in unpaid-for products	2,387,594	1,698,020	– 689,574
Arrears of payment due to the R&D off-budget fund	70,477	0	– 70,477
Arrears of payment due to road funds	230,262	59,097	– 171,165
Arrears of payment due to UES of Russia for engineering services	2,881	2,881	0
Other creditors	558,810	415,134	– 143,676
Arrears of dividend due to shareholders	**2,772**	**5,025**	**2,253**
Deferred income	**1,203,493**	**1,907,086**	**703,593**
TOTAL	**13,766,750**	**14,042,768**	**276,018**

Against 2000, the short-term debt grew by RUR 5,360,172. The increase resulted from transferring the Eurobond debt from the long-term to the short-term category. As compared to 2000, the overall amount of short-term payables was reduced by RUR 5,790,000 thousand, with payables due to natural gas suppliers dropping by RUR 4,335,380 thousand, and other accounts payable cut by RUR 1,074,892 thousand. The decrease in the short-term payables primarily came with smaller arrears owed by MOSENERGO to OOO Mezhregiongaz for natural gas deliveries, resulting, among other things, from amortization of the debt under an Amicable Agreement.

MOSENERGO'S BORROWINGS AS OF JANUARY 01, 2001, RUR '000

Creditor banks	Amount borrowed	Interest rate	Maturity	Collateral	Purpose of borrowing
Sberbank of Russia	400,000	20	31.05.2001	coal	Payment for fuel
Sberbank, Volgograd Branch Office	505,000	20	31.05.2001	fuel oil	Payment for fuel

Creditor banks	Amount borrowed	Interest rate	Maturity	Collateral	Purpose of borrowing
OAO Alfa-Bank	250,000	18.5	18.07.2001	blank	Payment of accounts payable
EBRD	675,840	libor+3.5	15.07.2009	power unit	Construction of Zagorsk PSP and corporate needs
IFC	450,560	libor+3.5	15.07.2009	power unit	Construction of Zagorsk PSP and corporate needs
Novo-Lyublyansky Bank	261,668	euribor+ 3.375	08.08.2003	power unit	Construction of Business Center
Bonded loan	4,371,615	8.375	09.10.2002	no collateral	Economic operations
Transinvestbank	20,005	CB rate + 3%	31.01.2001	no collateral	Current needs of branches
Budget	681	0%	2010	no collateral	Commodity credit to the AC Shatursky
TOTAL:	6,935,369				

MOSENERGO'S BORROWINGS AS OF JANUARY 01, 2002, RUR '000

Creditor banks	Amount borrowed	Interest rate	Maturity	Collateral	Purpose of borrowing
AKB Evrofinans	126,483	23	09.06.2002	blank	Payment for telecommunication equipment
MMB Bank Moskvy	500,000.00	21.75	28.03.2002	fuel oil	Payment for fuel
OAO Alfa-Bank	500,000.00	20.75	19.02.2002	blank	Payment for fuel
NP Center for Power Sector Reform	2,333,703.00	12	25.12.2005	no collateral	Payment of arrears to OOO Mezhregiongaz
EBRD	813,189	libor+3.5	15.07.2009	power unit	Construction of Zagorsk PSP and corporate needs
IFC	542,126	libor+3.5	15.07.2000	power unit	Construction of Zagorsk PSP and corporate needs

Creditor banks	Amount borrowed	Interest rate	Maturity	Collateral	Purpose of borrowing
Novo-Lyublyansky Bank	155,592	euribor+3.375	08.08.2003	power unit	Construction of Business Center
Bonded loan	4,546,378	8.375	09.10.2002	no collateral	Economic operations
Budget of the Moscow Region	381	0%	2010	no collateral	Commodity credit to the AC Shatursky
TOTAL:	9 517 852				

ANALYSIS OF RESULTS OF ACTIVITY AND FINANCIAL STANDING TO COMPANY

COMPACTED ANALYTICAL BALANCE SHEET. ASSETS, RUR '000

	On 01.01.2001	On 01.01.2002	Change
I. NON-CIRCULATING ASSETS			
Intangible assets	95,860	0	– 95,860
Fixed assets	45,873,836	47,815,724	1,941,888
Construction in process	4,720,001	4,495,262	– 224,739
Long-term financial investments	87,261	79,759	– 7,502
Section I TOTAL	**50,776,958**	**52,390,745**	**1,613,787**
Non-current assets as % of the balance	69%	72%	
II. CIRCULATING ASSETS			
Inventories	3,749,187	4,363,029	613,842
VAT on assets acquired	1,339,894	826,625	– 513,269
Receivables (expected to be paid in more than 12 month from the reporting date)	5,646	6,278	632
Receivables (expected to be paid within 12 month after the reporting date)	16,746,798	12,530,048	– 4,216,750
Short-term financial investments	73,446	0	– 73,446
Cash:	1,036,489	2,626,281	1 589,792
Section II TOTAL	**22,951,460**	**20,352,261**	**– 2,599,199**
Current assets as % of the balance	31%	28%	
Long-term receivables as % of the balance	0.01%	0.01%	
Short-term receivables as % of the balance	23%	17%	
BALANCE	73,728,418	72,743,006	– 985,412

In the past year, there was an insignificant reduction of the Company's assets (the bottom line). This reduction should be viewed as a positive development as it resulted from a decrease in both the Company's accounts receivable and its liabilities. As of January 01, 2001, non-current assets stood at RUR 52,390 million, including fixed assets by their residual value of RUR 47,815 million, construction in process RUR 4,495 million. Set against the data of January 01, 2000, the structure of assets as of January 01, 2001, reveals significant changes in the composition of various asset categories.

The proportion of non-current assets grew from 69% to 72%. The increase came on the back of newly commissioned fixed assets. In 2001, MOSENERGO launched fixed assets for a total of RUR 5,630,597 thousand at the initial costs, including a power unit at TEP-11, a replaced turbine at TEP-22, a power boiler at TEP-1, a residential building at TEP-21, etc.

The proportion of the short-term receivables reduced materially, from 23% to 17%. This positive development was achieved due to the proactive payment collection work of MOSENERGO departments with consumers.

The proportion of cash in the structure of the balance sheet more than doubled from 1.5% to 3.6%. This can also be hailed as a positive development demonstrating the growing short-term liquidity of the Company.

In an analysis of the changes in the structure of the Company's liabilities in the past year, the growth of the proportion of own sources from 74% to 77% should be noted. This resulted from a bigger additional capital due to incorporation of the investment funds and profit on newly commissioned facilities totaling RUR 5,157,325 thousand.

Also noted must be a significant reduction in the proportion of the short-term payables, from 15.4% to 7.7%, that came with smaller receivables and redirection of funds towards paying the creditors.

COMPACTED ANALYTICAL BALANCE SHEET. LIABILITIES, RUR '000

	On 01.01.2001	On 01.01.2002	Change
III. EQUITY AND RESERVES			
Charter capital	28,267,726	28,267,726	0
Additional capital	15,275,643	20,450,414	5,174,771
Reserve capital	325	72,335	72,010
Social fund	400,136	76,268	– 323,868
Retained profit of past years	10,600,869	4,783,247	– 5,817,622
Outstanding loss of past years	– 343,395	0	343,395
Retained profit of the reporting year		2,067,573	2,067,573
Section III TOTAL	54,201,304	55,717,563	1,516,259
Equity capital as % of the balance	74%	77%	
IV. LONG-TERM LIABILITIES			
Loans and credit facilities	5,760,364	2,982,675	– 2,777,689
Section IV TOTAL	5,760,364	2,982,675	– 2,777,689
Long-term liabilities as % of the balance	8%	4%	
V. SHORT-TERM LIABILITIES			
Loans and credit facilities	1,175,005	6,535,177	5,360,172
Accounts payable	11,385,480	5,595,480	– 5,790,000
Arrears of revenues payable to shareholders	2,772	5,025	2,253
Deferred incomes	1,203,493	1,907,086	703,593
Section V TOTAL	13,766,750	14,042,768	276,018
Short-term liabilities as % of the balance	18%	19%	
Payables as % of the balance	15%	8%	
BALANCE	73,728,418	72,743,006	– 985,412

CALCULATION OF NET ASSETS (as valued on the balance sheet), RUR '000

I. ASSETS	On 01.01.2001	On 01.01.2002
Intangible assets (1)	95,860	0
Fixed assets	45,873,836	47,815,724
Construction in process	4,720,001	4,495,262
Long-term financial investments (2)	87,261	79,759
Other non-current assets	0	0
Reserve	3,749,187	4,363,029
VAT on acquisitions	1,339,894	826,625
Accounts receivable (3)	16,752,444	12,536,326
Short-term financial investments (2)	73,446	0
Cash	1,036,489	2,626,281
Other current assets	0	0
Total assets	73,728,418	72,743,006
II. LIABILITIES		
Ad hoc financing and receipts	0	0
Borrowings	6,935,369	9,517,852
Accounts payable	11,385,480	5,595,480
Arrears of dividend due to shareholders	2,772	5,025
Provision for deferred costs and payments	0	0
Other liabilities	0	0
TOTAL liabilities deductible from assets	18,323,621	15,118,357
Net asset value (TOTAL assets less total liabilities)	55,404,797	57,624,649

(1) Subject to the provisions of Section 3 of the Procedure.

(2) Excluding the book value of the Company shares bought back from shareholders.

(3) Excluding arrears of shareholders' contributions to the charter capital.

EARNINGS PER SHARE

	2001	2000
Profit base in the reporting year, RUR '000	2 375 796	1 072 045
Weighted average number of outstanding common shares in the reporting year, thousand shares	28 267 726	27 655 504
BASIC EARNINGS PER SHARE, RUR	0,084	0,038

The requirement to disclose information on the earnings (losses) per share is contained, in relation to Joint Stock Companies, in the Rules of Accounting of April 1999 "Accounting Statements of an Organization" and the Methodological Recommendations on Disclosing Information on Earnings per Share as approved by the RF Ministry of Finance's Order No. 29n of March 21, 2000.

The basic earnings per share indicator reflects that part of the reporting period's profit that potentially can be distributed among holders of common shares. It is calculated as the profit base for the reporting year divided by the weighted average number of outstanding common shares during the reporting year. The profit base is the cash-base net profit of the reporting year. In calculating the weighted average number of outstanding common shares during the reporting year, those shares that had been redeemed (purchased) by the Company, were subtracted.

The Company has no convertible securities or agreements referred to in Section 9 of the Methodological Recommendations.

MOSENERGO'S ANALYTICAL FINANCIAL DATA

	On 01.01.98	On 01.01.99	On 01.01.00	On 01.01.01	On 01.01.02
Absolute liquidity ratio	0.08	0.03	0.03	0.09	0.22
Current liquidity ratio	1.68	1.72	1.58	1.83	1.68
Financial stability ratio	0.78	0.80	0.79	0.81	0.81
Overall capital turnover ratio (number of cycles)	0.36	0.28	0.30	0.45	0.64
Current asset turnover ratio (number of cycles)	1.00	0.83	0.91	1.45	2.27
Capital productivity	0.61	0.46	0.50	0.72	0.97
Receivables turnover rate (days)	273	337	317	159	114
Sales margin, %	20.6	18.2	16.2	17.1	19.6
Return on equity, %	9.3	0.1	4.9	5.1	7.9
Production margin, %	27.2	25.7	23.3	20.6	24.3

The dynamics of the MOSENERGO's financial data, calculated based on the accounting data for the last five years, are evidentiary of the Company's stable and profitable operation.

The relatively small fluctuations of most of the analytical indicators suggest that the Company is not going through any serious trouble.

As we compare the metrics for 2001 and 2000, the steadily high level of the Financial Stability Ratio should be noted, implying MOSENERGO's financial robustness in the long-term perspective.

The considerable increase of the Absolute Liquidity Ratio, as well as the high, notwithstanding a certain slide, Current Liquidity Ratio provide evidence of the Company's capability to honor it short-term liabilities, which translates into its financial independence in the short run.

The stronger margins speak about the Company's growing ability to secure a better profit, and its rising efficiency in managing its key assets.

In calculating the indices based on the profit and loss statements, the cash-based values were used.

Absolute liquidity ratio

Indicates the proportion of the short-term debt that the organization can promptly pay with its cash.

Short-term financial investments + Cash/Short-term borrowings + Short-term payables

Current liquidity ratio

Indicates the proportion of the short-term debt that can be paid with the total current assets

Section 2 total (CURRENT ASSETS)/Short-term borrowings + Short-term payables

Financial stability ratio

Shows which part of the assets is financed from stable sources

Section 3 total (CAPITAL AND RESERVES) + Section 4 total (LONG-TERM LIABILITIES)/Bottom line - Outstanding loss of the reporting year

Overall capital turnover ratio (number of cycles)

Reflects the speed of circulation of the organization's total capital (in cycles per period)

Sales/Bottom line - Outstanding loss of the reporting period

Current assets turnover ratio (number of cycles)

Shows the turnover speed of the organization's total current assets (both tangible and monetary)

Proceeds from sales/Section 2 total (CURRENT ASSETS)

Capital productivity

Measures how efficiently the organization's fixed assets are used

Proceeds from sales/Fixed assets

Receivables turnover rate (days)

Indicates the efficiency with which the proceeds from sales are used, and the quality of work with debtors

Mean receivables due within 12 months x 360/Proceeds from sales

Sales margin (%)

Shows the profit per unit of sales

Profit from sales/Proceeds from sales x 100%

Return on equity (%)

Shows how efficiently the equity is used. This indicator is used by stock market analysts to evaluate prospective share prices

Pretax profit/Section 3 total (EQUITY AND RESERVES) x 100%

Production margin (%)

Profit from sales/Production cost of sold goods, work, services x 100%


ABSOLUTE
LIQUIDITY RATIO
On 01.01.02 0.22
On 01.01.01 0.09
On 01.01.00 0.03
On 01.01.99 0.03
On 01.01.98 0.08
0 0.05 0.10 0.15 0.20 0.25


FINANCIAL
STABILITY RATIO
On 01.01.02 0.81
On 01.01.01 0.81
On 01.01.00 0.79
On 01.01.99 0.80
On 01.01.98 0.78
0.77 0.78 0.79 0.80 0.81 0.82


RECEIVABLES
TURNOVER RATE, Days
On 01.01.02 114
On 01.01.01 159
On 01.01.00 317
On 01.01.99 337
On 01.01.98 273
0 100 200 300 400 500


CURRENT
LIQUIDITY RATIO
On 01.01.02 1.68
On 01.01.01 1.83
On 01.01.00 1.58
On 01.01.99 1.72
On 01.01.98 1.68
1.4 1.5 1.6 1.7 1.8 1.9


CAPITAL
PRODUCTIVITY
On 01.01.02 0.97
On 01.01.01 0.72
On 01.01.00 0.50
On 01.01.99 0.46
On 01.01.98 0.61
0.2 0.3 0.4 0.6 0.8 1.0


SALES
MARGIN, %
On 01.01.02 19.6
On 01.01.01 17.1
On 01.01.00 16.2
On 01.01.99 18.2
On 01.01.98 20.6
0 5 10 15 20 25

Opinion of the Internal Audit Commission

The Internal Audit Commission elected by the General Meeting of Shareholders on May 18, 2001, acting within its powers granted by Federal Law of the Russian Federation No. 208-FZ of December 29, 1995, "On Joint Stock Companies," the Charter of MOSENERGO Open Joint Stock Company for Energy and Electrification, and the Articles of MOSENERGO's Internal Audit Commission, has audited financial and economic operations of MOSENERGO in 2001

Based on its audit of MOSENERGO's financial and economic operations in 2001, and on the Auditors' Report No. YeL-227 (ЕЛ-227) of February 27, 2002 on the Company's accounting statements produced by the TOP-AUDIT auditors to the MOSENERGO shareholders, the Internal Audit Commission hereby confirms that:

1. The Company's accounting statements with the bottom line of RUR 72,743,006,000 are accurate and truly reflect its assets and liabilities as of January 01, 2002 and the financial results of 2001.

2. The Annual Report for 2001 is consolidated and incorporates the accounts of all the 59 branches. The Annual Report is a true reflection of the Company's assets, financial performance, and cash flows. The Report has been made at such detail and form as to comply with Order No. 4n of January 13, 2000, by the Ministry of Finance of the Russian Federation and the Methodological Recommendations on the Procedure for Formation of Organizations' Accounting Indicators approved by Order No. 60n of June 28, 2000, by the Ministry of Finance of the Russian Federation.

3. The sales revenues amounted to RUR 8,729.4 million, while the net profit stood at RUR 2,067.6 million.

4. In the reporting year, the Company continued to redeem the Eurobonds, thereby reducing its profit by RUR 133.1 million.

5. The Company has effected payments of profit tax, value added tax, property tax, land tax, road tax, local taxes, payments to off-budget funds, and payment of the single social tax. Penalties collected from the Company on payments and allocations totaled RUR 66 million.

6. The Company's financial performance figures are accurate.

Chairman of the Commission	*S.B. Sidorov*
Secretary of the Commission	*G.F. Shevchenko*
Members of the Commission	*T.V. Zhelobitskaya*
	D.N. Nikitin
	I.I. Abdrashitov
	A.V. Bolshakov

Auditors' Report

FIRMA TOP-AUDIT, a limited liability company, has conducted an audit of accounting statements and reports of MOSENERGO Open Joint Stock Company for Energy and Electrification for 2001.

The official name of the auditor is OOO Firma TOP-AUDIT.

Taxpayer ID 7722020834

Legal address: building 4, 5 Schosse Entuziastov, Moscow 111024, Russia.

Postal address: building 1, 43 ul. Pokrovka, Moscow 103062, Russia.

Telephone: (095) 916-0911, fax: (095) 917-8789.

License No. 006580 dated September 11, 2000, for auditors' business in the field of general audit was issued pursuant to Order No. 259 of September 11, 2000, of the Ministry of Finance of the Russian Federation. The said license expires on September 11, 2003.

State Registration Certificate No. 360.640 dated April 02, 1992 was issued by the Moscow Registration Chamber.

OOO Firma TOP-AUDIT maintains settlement account No. 40702810101000070914 with AKB ROSEVROBANK, Moscow, BIC 044585777, correspondent account No. 30101810800000000777.

Report of OOO Firma TOP-AUDIT to shareholders of MOSENERGO Open Joint Stock Company for Energy and Electrification on MOSENERGO's accounting statements and reports for 2001.

1. We have audited the enclosed accounting statements of OAO MOSENERGO for 2001 using registers of the General Directorate and branches of OAO MOSENERGO.

The said statements have been prepared by OAO MOSENERGO's executive body in accordance with the Russian Federation Law No. 129-FZ "On Accounting" of November 21, 1996; Rules of Bookkeeping and Reporting in the Russian Federation as approved by Order No. 34n of July 29, 1998, by the Ministry of Finance of the Russian Federation; Rules of Accounting "Accounting Statements of an Organization" (the PBU 4/96) as approved by Order No. 10 of February 08, 1996, by the Ministry of Finance of the Russian Federation; the RF Ministry of Finance's Order No. 4n of January 13, 2000, "On Forms of Accounting Statements of Organizations" (together with the "Instructions for the Scope of Forms of Accounting Statements", "Instructions for the Procedure for Drawing Up and Filing of Accounting Statements"); the RF Ministry of Finance's Order No. 60n of June 28, 2000, "On Methodological Recommendations Concerning the Procedure for Forming Accounting Items of an Organization"; the Plan of Accounts in Accounting of Financial and Economic Operations of Enterprises, and the Instructions for the application thereof as approved by the RF Ministry of Finance's Order No. 173 of December 28, 1994; other regulatory documents effective as at December 31, 2001, and MOSENERGO Order No. 878 of December 26, 2000, on accounting policy in 2001.

2. It is the responsibility of the Company's executive body to prepare the statements. Our responsibility is to opine as to whether the statements we have audited are accurate in all material respects.

3. We have performed the audit in accordance with Federal Law No. 119-FZ (as amended on December 14, 2001) "On Audit Activities"; auditing standards duly approved by the Commission for Audit Activities under the President of the Russian Federation, and the firm's in-house standards of audit.

The audit was planned and conducted so as to obtain sufficient assurance that the accounting statements are free of material distortions. The audit included verifications, on a sample basis, of confirmations to the figures and explanations as presented in the accounting statements. We believe that the audit provides sufficient basis to render our report as to whether the statements in question are accurate.

4. In our report, the accounting statements with the bottom line of RUR 72,743,006 as of December 31, 2001, as enclosed with this Report, are accurate, i.e. they have been prepared in a way so as to reflect, in all material respects, the Company's assets and liabilities as of January 01, 2002, and its financial performance for 2001, pursuant to the Russian Federation Law No. 129-FZ "On Accounting" of November 21, 1996; Rules of Bookkeeping and Reporting in the Russian Federation as approved by Order No. 34n of July 29, 1998, by the Ministry of Finance of the Russian Federation; Rules of Accounting "Accounting Statements of an Organization" (the PBU 4/96) as approved by Order No. 10 of February 08, 1996, by the Ministry of Finance of the Russian Federation; the RF Ministry of Finance's Order No. 4n of January 13, 2000, "On Forms of Accounting Statements of Organizations"; the RF Ministry of Finance's Order No. 60n of June 28, 2000, "On Methodological Recommendations Concerning the Procedure for Forming Accounting Items of an Organization"; the Plan of Accounts in Accounting of Financial and Economic Operations of Enterprises, and the Instructions for the application thereof as approved by the RF Ministry of Finance's Order No. 173 of December 28, 1994; other regulatory documents effective as at December 31, 2001, and MOSENERGO Order No. 878 of December 26, 2000, on accounting policy in the Company as a whole in 2001.

Executive Director	*A. V. Rozhdestvensky*
Auditors	*G.G. Aseyeva*
	A.A. Almakayeva
	O.P. Kolovertnova
	A.A. Kosova
	O.N. Kukharenko

MOSENERGO'S DISTRIBUTION GRIDS (as of January 01, 2002)

Electric grid	Length of 0.4–10 kV overhead transmission lines, km				Number of feeders in 6–10 kV	Installed transformer capacity, th. kVA	Number of 6–10 kV distribution and transformer substations				
	Total	Incl. insulated cable	Incl. 6–10 kV cable	Incl. 6–10 kV lines			Total	Including			
								DS, CDS	ITS	UTS	PMTS
Yuzhniye	2,184	25	418	829	101	284	559	31	247	153	128
Vostochniye	1,379	8	321	507	200	132	319	19	136	104	60
Oktyabrskiye	5,294	86	865	2,040	515	428	1,353	65	684	368	236
Severniye	4,602	103	1,243	1,567	277	437	1,300	77	435	532	256
Noginskiye	2,621	24	245	1,312	167	176	564	31	171	338	24
Podolskiye	6,724	0	855	3,324	558	505	1,499	82	518	509	390
Kolomenskiye	6,506	30	529	3,063	381	553	1,618	53	662	739	164
Shaturskiye	3,124	9	59	1,679	96	140	560	0	161	234	165
Zapadniye	3,877	25	235	1,795	177	287	980	23	343	505	109
Dmitrovskiye	8,193	20	2,338	2,938	686	650	1,875	129	673	945	128
Mozhayiskiye	5,320	103	463	2,633	350	387	1,461	44	467	788	159
Volokolamskiye	3,601	52	89	2,065	184	303	1,140	20	374	737	9
Kashirskiye	4,860	34	178	2,685	312	280	885	44	281	228	332
Total	**58,285**	**519**	**7,838**	**26,437**	**4,004**	**4,562**	**14,113**	**618**	**5,152**	**6,180**	**2,160**

DS — Distribution substation.
CDS — Central distribution substation.
ITS — Indoor transformer substation.
UTS — Unitized transformer substation.
PMTS — Pole-mounted substation.

MOSCOW CABLE GRID (as of January 01, 2002)

Number of cable inlets	112,337.0
Installed transformer capacity, thousand kVA	13,332.5
Length of cable lines, km	54,244.1
Including:	
— 0.4–1 kV	18,137.2
— 6–10 kV	35,343.1
— 35 kV	33.7
— 110–220 kV	729.2
— 500 kV	0.9
Number of distribution and transformer substations	1,750
Number of transformer substations	13,019

HEATING GRID (as of January 01, 2002)

Aggregate connected load, thousand Gcal/h	31.74
Length of grids expressed as two-pipe length, km	2,387.12
Including:	
— water, km	2,349.66
— steam, km	37.46
Pressure pumping stations	21
Drain pumping stations	217
FPU-insulated grids, km	50.35

TARIFFS FOR ELECTRICITY

1998-2001 ELECTRICITY TARIFFS FOR MOSCOW CONSUMERS,

capacity, RUR/kWh, electric power, kopecks/kWh

Consumers	01.01.98 31.07.98	01.08.98 31.12.98	01.01.99 31.01.00	01.02.00 31.05.00	01.06.00 04.02.01 excluding residents	01.07.00 04.02.01	05.02.01 31.12.01
Industrial and equivalent consumers with connected capacity of and over 750 kVA:							
— capacity tariff	29.80	29.80	29.80	37.50	45.40	45.40	59.50
— electric power tariff	28.00	28.00	28.00	35.00	43.00	43.00	52.00
Industrial and equivalent consumers with connected capacity under 750 kVA	42.00	42.00	42.00	53.00	64.00	64.00	80.00
Electricity-driven railroad transport	37.00	33.00	28.00	36.00	47.00	47.00	59.00
Electricity-driven municipal transport	42.00	42.00	42.00	40.00	48.00	48.00	60.00
Non-industrial consumers	42.00	42.00	45.00	57.00	70.00	70.00	87.00
Funding from budget				53.00	64.00	64.00	80.00
Urban residents:							
Electric stoves	13.00	15.00	21.00	28.00	28.00	35.00	44.00
Gas stoves	18.00	21.00	30.00	40.00	40.00	50.00	63.00

1998-2001 ELECTRICITY TARIFFS FOR CONSUMERS IN THE MOSCOW REGION,

capacity, RUR/kWh, electric power, kopecks/kWh

Consumers	01.01.98 01.02.99	01.02.99 28.02.00	01.03.00 09.07.00	10.07.00 14.02.01	15.02.01 31.12.01
Industrial and equivalent consumers with connected capacity of and over 750 kVA:					
— capacity tariff	29.80	29.80	37.50	45.40	59.50
— electric power tariff	28.00	28.00	35.00	43.00	52.00
Industrial and equivalent consumers with connected capacity under750 kVA	42.00	42.00	53.00	64.00	80.00
Electricity-driven railroad transport	37.00	28.00	36.00	47.00	59.00
Electricity-driven municipal transport	30.00	30.00	36.00	41.00	51.00
Non-industrial consumers	42.00	42.00	53.00	64.00	79.00
Funding from budget			36.00	41.00	51.00
Urban residents	13.00	24.00	30.00	38.00	50.00

Reference Information

MOSENERGO'S GENERATING AND A SEND BRANCHES

MOSENERGO'S POWER STATIONS (as of January 01, 2002)

Power station	Aggregate electrical capacity, MW	Aggregate heat capacity, Gcal/h	First unit commis-sioned	Latest unit commissioned	
				turbines	boilers
TEP-1, incl. the branch	95.70	954.0	1897	1998	2001
LAPS-3	640.08	349.5	1914	1999	2000
LAPS-4	1,885.00	466.0	1922	1983	1987
LAPS-5	1,100.00	344.3	1920	1982	1986
TEP-6	24.00	139.0	1930	1985	1961
TEP-8	605.00	2,192.0	1930	1986	1986
TEP-9	250.00	859.0	1933	1991	1993
TEP-11	330.00	1,261.0	1936	2001	1988
TEP-12, incl. the branch	408.00	2,043.0	1941	1998	1992
TEP-16	360.00	1,484.0	1955	1994	1963
TEP-17	182.00	732.0	1950	1973	1957
TEP-20	705.00	2,378.0	1952	1999	1970
TEP-21	1,340.00	4,603.0	1963	2000	1983
TEP-22	1,290.00	3,599.0	1960	2001	1973
TEP-23	1,410.00	4,515.0	1966	1997	1982
LAPS-24	310.00		1988	1988	1988
TEP-25	1,370.00	4,088.0	1976	1991	1991
TEP-26	1,410.00	4,006.0	1981	1988	1988
TEP-27	160.00	1,305.0	1992	1998	1998
TEP-28	25.00	40.0	1992	1993	1993
Zagorsk PSP	1,200.00		1987	2000	—
Total	**15,099.78**	**35,357.8**			

Note. *The aggregate heat capacity includes the capacity of steam water boilers.*

MOSENERGO'S HIGH-VOLTAGE ELECTRIC GRIDS (as of January 01, 2002)

Electric grid	Length of overhead transmission lines, km					Area covered, sq km
	total	500 kV	220 kV	110 kV	35 kV	
Yuzhniye	1,523.30	207.60	391.20	797.40	127.10	2,392
Vostochniye	636.44		128.40	404.20	103.84	3,600
Oktyabrskiye	2,019.60	155.80	625.40	837.80	400.60	4,000
Severniye	1,621.50	81.10	509.90	641.00	389.50	2,924
Noginskiye	1,760.74	105.30	395.70	995.64	264.10	3,830
Podolskiye	1,952.90		653.40	946.40	353.10	3,940
Kolomenskiye	1,443.58		243.37	1,055.09	145.12	3,978
Shaturskiye	1,568.42		420.56	725.86	422.00	4,370
Zapadniye	2,216.88		599.73	1,094.55	522.60	3,447
Dmitrovskiye	1,053.49		166.60	496.00	390.89	3,088
Mozhayskiye	1,050.81		119.20	340.62	590.99	4,758
Volokolamskiye	801.72		83.80	214.00	503.92	3,383
Kashirskiye	1,785.47	249.10	338.90	963.75	233.72	3,290
Total	**19,434.85**	**798.90**	**4,676.16**	**9,512.31**	**4,447.48**	**47,000**

TARIFFS FOR HEAT

1998–2001 HEAT TARIFFS FOR MOSCOW CONSUMERS, RUR/Gcal

Consumers	01.01.98 31.07.98	01.08.98 31.12.98	01.01.99 31.01.00	01.02.00 31.05.00	01.06.00 30.06.00 excluding residents	01.07.00 04.02.01	05.02.01 13.03.01 excluding residents	14.03.01 31.12.01
Hot Water								
Residential property operators	80.00	88.30	110.00	130.00	170.00	170.00	213.00	213.00
Organizations of health care, education, and culture	88.43	88.43	90.00	130.00	170.00	170.00	213.00	213.00
Others	88.43	88.43	116.00	171.00	223.00	223.00	280.00	280.00
Industry	88.43	88.43	90.00	130.00	170.00	170.00	213.00	213.00
Wholesale resellers	83.50	83.50	110.00	130.00	170.00	170.00	213.00	213.00
Steam								
Industry	88.43	88.43	90.00	130.00	170.00	170.00	213.00	213.00

1998–2001 HEAT TARIFFS FOR CONSUMERS IN THE MOSCOW REGION, RUR/Gcal

Consumers	01.01.98 30.04.98	01.05.98 31.01.99	01.02.99 28.02.00	01.03.00 09.07.00	10.07.00 14.02.01	15.02.01 31.12.01
Hot Water						
Residential property operators	83.35	83.35	95.00	120.00	132.00	165.00
Organizations of health care, education, and culture	83.35	83.35	95.00	120.00	132.00	165.00
Others	93.25	93.25	116.00	171.00	200.00	250.00
Industry	93.25	93.25	90.00	122.00	134.00	168.00
Wholesale resellers	88.25	88.25	95.00	120.00	132.00	165.00
Steam						
Industry	93.25	93.25	90.00	122.00	134.00	168.00

Data is prepared by Technical and Production Department of MOSENERGO. Data of MOSENERGO, press and specialized books on power industry were used in preparation of this Annual Report. Photo (page 10, 11) by Vyacheslav Antonov (Press-center of MOSENERGO). Design by Vyacheslav Romanenko. Annual Report is enhanced with prints of works by such artists as Alexander Gornov and Vladimir Kabanov. Custom photographing by Vladimir Kirukhin, Alexey Matveyev. Original model is made by OOO RAIDER OPTIM.

STRUCTURE OF MOSENERGO



GENERAL ASSEMBLY OF SHAREHOLDERS
Chairman of the board of directors
BOARD OF DIRECTORS
Director General
ADVISORY COUNSIL
Chairman of the commission
AUDITING COMMISSION
ADVISORY COUNCIL FOR THE SUBSIDIARIES
MAN ADMINISTRATIVE OFFICE
13 electric power grids
21 electric power stations
Teplovye Seti
Energosbyt
Energosvyaz
3 works subsidiaries
4 design and construction bureaus
6 maintenance and construction
8 other

MOSENERGO OPEN JOINT STOCK COMPANY FOR ENERGY AND ELECTRIFICATION

Address:	8 Raushskaya Naberezhnaya, 115035 Moscow, Russia
Teletype:	113137 USPH RU
Telephone:	+7 (095) 957-3530
Fax:	+7 (095) 230-6317, 234-7082
Internet	http://www.mosenergo.ru
E-mail:	ocb@mosenergo.elektra.ru

For more information, please call	
Vladislav Nazin,	
Deputy General Director for Economics, telephone:	+7 (095) 957-3452
Natalia Khokholkova,	
Head of Securities Department, telephone:	+7 (095) 957-3417

REGISTRAR

ZAO Spetsializirovanny Reghistrator Reyestr-Servis (Register Service Specialized Registrar)	
Address:	15 ul. Sadovnicheskaya, 115035 Moscow, Russia
Telephone:	+7 (095) 234-7078
Fax:	+7 (095) 234-7082

AUDITOR

OOO Firma TOP-AUDIT	ITN 7722020834
Legal address:	building 4, 15 Shosse Entuziastov, 111024 Moscow, Russia
Telephone:	+7 (095) 916-0911
Fax:	+7 (095) 917-8789